SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

Molecular Devices Corporation

(Name of Subject Company)

Molecular Devices Corporation

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60851C 10 7

(CUSIP Number of Class of Securities)

Joseph D. Keegan, Ph.D.

President and Chief Executive Officer

Molecular Devices Corporation

1311 Orleans Drive

Sunnyvale, CA 94089

(408) 747-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Suzanne Sawochka Hooper

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Molecular Devices Corporation, a Delaware corporation (“Molecular Devices” or the “Company”). The address of the principal executive offices of the Company is 1311 Orleans Drive, Sunnyvale, California 94089, and its telephone number is (408) 747-1700.

(b) Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the rights agreement (the “Rights Agreement”), dated as of October 25, 2001, between the Company and EquiServe Trust Company, N.A., as the rights agent, as amended (the “Rights Agreement”). As of the close of business on January 25, 2007, there were 16,493,470 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Monument Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of MDS Inc., a company organized under the laws of Canada (“MDS”), disclosed in a Tender Offer Statement on Schedule TO, dated February 13, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $35.50 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2007. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 28, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among MDS, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) the Company, MDS, Purchaser or any other wholly-owned subsidiary of MDS, which will cease to exist with no consideration to be paid in exchange, and (b) stockholders of the Company, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become an indirect wholly-owned subsidiary of MDS. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of MDS and Purchaser is 2700 Matheson Blvd. East, West Tower, Mississauga, Ontario, Canada L4W 4V9, and their telephone number is (416) 213-4255.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information

Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) MDS, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Molecular Devices Board”) after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under DGCL. In addition, the bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL, subject to specified limitations, and is required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

The Company also has entered into indemnification agreements with each of its directors and executive officers which provide that the Company is required to indemnify and hold harmless each of its directors and executive officers party to such an indemnification agreement to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, MDS has agreed to cause the certificate of incorporation and bylaws of the surviving corporation in the Merger to contain provisions with respect to indemnification and exculpation from liability set forth in the Charter and Bylaws on the date of the Merger Agreement and to fulfill and honor such provisions and not to amend, repeal or otherwise modify in any manner that could adversely affect the rights of any of its directors or officers from and after the Acceptance Time. In addition, the Merger Agreement provides that MDS will cause the surviving corporation in the Merger to fulfill and honor the obligations of the Company and its subsidiaries pursuant to each indemnification agreements in effect between the Company and any of its directors and officers.

The Merger Agreement further provides that during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, subject to specified exceptions, MDS will indemnify and hold harmless each director and officer of the Company against all costs, fees, expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, legal proceeding, arbitration, investigation or inquiry to the extent it arises directly or indirectly out of or pertains directly or indirectly to any action or omission or alleged action or omission in such officer or director’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or affiliates as of or prior to the Effective Time or any transactions contemplated by the Merger Agreement. At the Effective Time, MDS will cause to be obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the directors and officers of the Company at the current coverage level and scope of liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement. Such “tail” insurance policies will provide coverage through the sixth anniversary of the Effective Time.

Change of Control Arrangements with Current Executive Officers

Chief Executive Officer Key Employee Agreement. On July 29, 2004, the Company entered into an Amended Key Employee Agreement with Dr. Keegan. The agreement supersedes and replaces Dr. Keegan’s original Key Employment Agreement with the Company and Dr. Keegan’s participation in the Company’s Change in Control Severance Benefit Plan. Pursuant to the terms of the agreement, in the event Dr. Keegan is terminated without cause or Dr. Keegan resigns from the Company for good reason within two months prior to, or 24 months after, a change in control, Dr. Keegan will, subject to certain conditions (including the signing of a general release of all claims against the Company), be entitled to receive certain severance benefits (in lieu of the severance benefits described in the Company’s Change in Control Severance Benefit Plan), including the following:

•

Dr. Keegan will be entitled to a single lump-sum payment equal to the sum of (i) 24 months of his annual base salary in effect at the time of his termination, plus (ii) a bonus amount equal to twice what Dr. Keegan would have earned at 100% of target for the year in which the termination occurs.

•	The outstanding stock options held by Dr. Keegan as of the date of his termination will become fully vested and exercisable as of that date.

•

If Dr. Keegan timely elects continuation of his then-current medical, dental and vision insurance under COBRA, then the Company will pay the portion of the premiums it paid prior to the date of his termination for up to 24 months.

•	The Company will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500.

•

The Company will provide reasonable secretarial support to Dr. Keegan for up to twenty-four months following his termination from its own support staff, or will reimburse Dr. Keegan for reasonable secretarial services provided to him during this time, up to a maximum of $1,250 per month.

If the total amount of payments and benefits to be provided to Dr. Keegan under the agreement in connection with a change in control would cause Dr. Keegan to incur “golden parachute” excise tax liability, then the payments and benefits will be reduced to the extent necessary to leave him in a better after-tax position than if no such reduction had occurred. The agreement does not provide for any tax “gross-up” payments to Dr. Keegan.

During the two year period following the termination of Dr. Keegan’s employment relationship with the Company, Dr. Keegan agreed that he would not interfere with the business of the Company by, among other things, soliciting employees and customers of the Company.

The description above is qualified in its entirety by reference to the Amended Key Employee Agreement between the Company and Dr. Keegan, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Chief Financial Officer Employment Agreement. On December 17, 2004, the Company entered into an Amended Key Employee Agreement with Timothy A. Harkness, Chief Financial Officer and Senior Vice President Finance and Operations of the Company. The agreement supersedes and replaces Mr. Harkness’

original offer letter agreement with the Company and Mr. Harkness’ participation in the Company’s Change in Control Severance Benefit Plan. Pursuant to the terms of the agreement, in the event Mr. Harkness is terminated without cause or Mr. Harkness resigns from the Company for good reason within two months prior to, or 24 months after, a change in control, Mr. Harkness will, subject to certain conditions (including the signing of a general release of all claims against the Company), be entitled to receive certain severance benefits (in lieu of the severance benefits described in the Company’s Change in Control Severance Benefit Plan), including the following:

•

Mr. Harkness will be entitled to a single lump-sum payment equal to the sum of (i) 18 months of his annual base salary in effect at the time of his termination, plus (ii) 1.5 times the bonus amount Mr. Harkness would have earned at 100% of target for the year in which the termination occurs.

•	The outstanding stock options held by Mr. Harkness as of the date of his termination will become fully vested and exercisable as of that date.

•

If Mr. Harkness timely elects continuation of his then-current medical, dental and vision insurance under COBRA, then the Company will pay the portion of the premiums it paid prior to the date of his termination for up to 18 months.

If the total amount of payments and benefits to be provided to Mr. Harkness under the agreement in connection with a change in control would cause Mr. Harkness to incur “golden parachute” excise tax liability, then the payments and benefits will be reduced to the extent necessary to leave him in a better after-tax position than if no such reduction had occurred. The agreement does not provide for any tax “gross-up” payments to Mr. Harkness.

During the two year period following the termination of Mr. Harkness’ employment relationship with the Company, Mr. Harkness agreed that he would not interfere with the business of the Company by, among other things, soliciting employees and customers of the Company.

The description above is qualified in its entirety by reference to the Amended Key Employee Agreement between the Company and Mr. Harkness, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Change in Control Severance Benefit Plan. In February 2001, the Molecular Devices Board adopted a Change in Control Severance Benefit Plan to provide certain benefits and protections to executive officers of the Company, currently including Steven Davenport, Vice President European Operations, Jan K. Hughes, Vice President Worldwide Marketing, Gillian M.K. Humphries, Ph.D., Vice President Strategic Affairs, Robert Murray, Vice President Worldwide Operations, Thomas O’Lenic, Vice President North American Sales and Service, Patricia Sharp, Vice President Human Resources, Richard Sportsman, Vice President Assay and Reagent Research and Development, and Robert H. Wicke, Vice President Product Development. The plan provides that in the event of a constructive or involuntarily termination without cause within 13 months after a change in control, such terminated executive officer will, subject to certain conditions (including the signing of a general release of all claims against the Company), receive the following payments and benefits:

•	a lump sum payment equal to 12 months’ salary;

•	a lump sum bonus payment equal to what would have been earned at 100% of target for the year of termination;

•

if the executive timely elects continuation of his or her then-current medical, dental and vision insurance under COBRA, the Company will pay the portion of premiums it paid prior to the date of his or her termination for up to 18 months;

•	the outstanding stock options held by the executive officer as of the date of his or her termination will become fully vested and exercisable as of that date; and

•	the Company will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500.

The payments and benefits described above are subject to certain reductions and offsets if, for example, the executive officer received severance benefits from the Company pursuant to any other policy, program, plan or arrangement. In addition, if the total amount of payments and benefits under the plan would cause the executive officer to incur “golden parachute” excise tax liability in connection with the change in control, then the payments and benefits will be reduced to the extent necessary to leave him or her in a better after-tax position than if no such reduction had occurred. The plan does not provide for any tax “gross-up” payments to the executive officers. All benefits under the plan would terminate immediately with respect to an executive officer if that executive officer violates any proprietary or confidentiality obligation to the Company.

The description above is qualified in its entirety by reference to the Company’s Change in Control Severance Benefit Plan, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Acceleration of Option Vesting

Pursuant to the Merger Agreement, the Company will take all action necessary to ensure that the vesting of each option to purchase Common Stock (a “Company Option”) outstanding immediately prior to the Effective Time be accelerated in full immediately prior to the Effective Time. Each such Company Option, if not exercised immediately prior to the Effective Time, will be canceled as of the Effective Time and thereafter represent the right to receive, at the Effective Time, an amount in cash equal to the product of: (i) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the amount by which the Offer Price (or such greater cash amount as may have been paid to any holder of shares of Common Stock pursuant to the Offer) exceeds the exercise price per share of Common Stock subject to such Company Option immediately prior to the Effective Time.

As of January 25, 2007, the Company’s directors and executive officers held in the aggregate options to purchase 1,570,582 shares of Common Stock, 512,355 of which were unvested as of that date, with exercise prices ranging from $5.25 to $77.688 per share and an aggregate weighted average exercise price of $26.26 per share.

Employee Plans

The Merger Agreement provides that, following the Effective Time, MDS will permit all employees of the Company and its subsidiaries who continue employment with MDS, the surviving corporation in the Merger or any subsidiary of the surviving corporation in the Merger (“Continuing Employees”) to be eligible to participate in MDS’ employee benefit plans available from time to time to substantially the same extent as similarly situated employees of MDS. Continuing Employees will receive full credit for service with the Company or its subsidiaries under the comparable employee benefit plans, programs and policies in which such employees become participants. As of the Effective Time, MDS will, or will cause the surviving corporation in the Merger to, credit to Continuing Employees the amount of unpaid vacation time that such employees had accrued (but not previously used) under any applicable employee benefit plan or arrangement of the Company as of the Effective Time. With respect to each health or other welfare benefit plan maintained by MDS or the surviving corporation in the Merger for the benefit of Continuing Employees, MDS shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar employee benefit plan or arrangement of the Company for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by MDS or the surviving corporation, as applicable, for the plan year in which the Effective Time occurs. In addition, MDS shall cause the surviving corporation in the Merger to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company and its subsidiaries.

(b) Arrangements with Purchaser and MDS.

Merger Agreement

The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that the Company, MDS and Purchaser made to and solely for the benefit of each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Confidentiality Agreement

On November 22, 2006, the Company and MDS entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, MDS agreed that, subject to certain exceptions, any information regarding the Company, its subsidiaries and affiliates furnished to MDS or to its representatives by or on behalf of the Company would be used by MDS and its representatives solely for the purpose of evaluating a possible transaction with the Company and will be kept confidential except as provided in the Confidentiality Agreement. MDS further agreed that, subject to certain exceptions, MDS will not, directly or indirectly, solicit for employment or hire certain employees of the Company or any subsidiary or other affiliate of the Company prior to February 22, 2008.

In addition, under the Confidentiality Agreement, MDS agreed that from November 22, 2006 until May 22, 2008, except as provided in the Confidentiality Agreement, MDS will not, and will not permit any of its affiliates or representatives to, directly or indirectly, effect or seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in any alternative business combination, form, join or in any way participate in a group with respect to the beneficial ownership of any securities of the Company, take any action which might force the Company to make a public announcement regarding any alternative business combination, enter into any discussions or arrangements with any third party with respect to any alternative business combination or request or propose that the Company or any of the Company’s representatives amend, waive or consider the amendment or waiver of any of the foregoing. The Company has consented, for purposes of the Confidentiality Agreement, to MDS or Purchaser making offers or proposals and taking any other actions in connection with the Merger Agreement.

Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(6) hereto, and is incorporated herein by reference.

Exclusivity Agreement

On January 20, 2007, the Company and MDS entered into an exclusivity agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, between January 20, 2007 and January 28, 2007, the Company agreed that it would not, and would instruct its representatives not to (i) solicit, or knowingly encourage or knowingly facilitate, the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than MDS and its representatives) relating to a possible acquisition transaction involving the Company, or (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any nonpublic information to, any person or entity (other than MDS and its representatives) relating to or in connection with a possible acquisition transaction involving the Company. The Company also agreed to, and to cause each of its representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with MDS and its representatives) relating to a possible acquisition transaction involving the Company.

Such summary and description of the Exclusivity Agreement are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(7) hereto, and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Molecular Devices Board has unanimously: (1) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company’s stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth therein; and (3) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger.

A copy of the letter to the Company’s stockholders communicating the Molecular Devices Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Merger

The Company has from time to time in recent years received preliminary, non-binding expressions of interest from third parties, including MDS, interested in acquiring the Company. Based on its assessment that the stockholders of the Company would be better served by remaining independent, the Molecular Devices Board had declined to entertain acquisition proposals until recently. During the third quarter of 2006, the Company’s management conducted an in-depth review of the Company’s market position and strategies for achieving future growth and otherwise enhancing stockholder value as part of its long term planning. During the course of the review, the Company’s management also identified and assessed the benefits to the Company that might arise from pursuing its business objectives as part of a larger organization compared to continued operation as an independent company.

In connection with this review, on October 19, 2006 and October 20, 2006, respectively, members of the Company’s senior management met with representatives of two investment banking firms to discuss possible strategic alternatives involving the Company. Prior to the regular meeting of the Molecular Devices Board scheduled on November 2, 2006, Joseph D. Keegan, Ph.D., the Company’s President and Chief Executive Officer, had individual conversations with members of the Molecular Devices Board regarding these discussions of strategic alternatives.

On November 2, 2006, at a regular meeting of the Molecular Devices Board, members of the Company’s senior management reported to the Molecular Devices Board with respect to possible strategic alternatives and recommended exploring a potential sale of the Company through an auction. The Molecular Devices Board considered the report and discussed the benefits, risks and challenges of engaging in a strategic transaction, including whether it would be in the best interest of the Company’s stockholders to continue as a separate company through organic growth, acquisitions or a combination of the two, or to combine with or be acquired by another company.

On November 7, 2006, members of the Molecular Devices Board met again in the offices of Cooley Godward Kronish LLP, the Company’s outside legal counsel (“CGK”), with some members of the Molecular Devices Board participating telephonically. Representatives of UBS Securities LLC (“UBS”) also attended the meeting. At this meeting, the Molecular Devices Board authorized UBS as the Company’s exclusive financial advisor in connection with a potential sale transaction involving the Company to assist the Company in conducting a controlled auction process. The Molecular Devices Board selected UBS based on a number of factors, including its knowledge of the industry, its experience in similar corporate transactions and its reputation within the financial and business communities.

Starting in early November 2006, thirteen companies (including MDS) were contacted by the Company’s financial advisor in accordance with the Molecular Devices Board’s directives with a view to assessing their interest in a potential strategic transaction with, or an acquisition of, the Company. During the next several weeks, twelve of these companies (including MDS) executed confidentiality agreements with the Company that included standstill provisions. MDS was contacted on November 10, 2006. On November 22, 2006, the Company executed a confidentiality agreement with MDS, the terms of which are summarized in “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with MDS and Purchaser—Confidentiality Agreement” in Item 3 above. Each of the twelve companies was informed of the procedures to follow in order to pursue a potential transaction involving the Company and invited to submit a written, preliminary, non-binding indication of value on or prior to December 8, 2006.

Between November 13, 2006 and December 4, 2006, the Molecular Devices Board met via teleconference several times to receive updates from the Company’s management and financial advisor on recent developments in the auction process.

Between November 16, 2006 and December 8, 2006, members of the Company’s management and representatives of the Company’s financial advisor participated in calls and in-person meetings with representatives of ten of the twelve companies (including an in-person meeting with MDS on November 29, 2006). During these meetings, members of the Company’s management made presentations regarding the Company, and the potential purchasers were provided the opportunity to ask questions regarding the Company’s business and operations. The other two companies entered the auction process late in the period and were not able to meet with the Company’s management prior to December 8, 2006.

On December 8, 2006, initial indications of interest were received from five of the ten companies (including MDS) that had received the Company’s management presentations.

The Molecular Devices Board met via teleconference on December 11, 2006. At that meeting, representatives of the Company’s senior management and financial advisor provided updates to the Molecular Devices Board on the auction process, including the companies involved and the initial indications of interest received on December 8, 2006. After discussion, the Molecular Devices Board instructed the Company’s management and financial advisor to move forward with additional meetings with the three companies with the highest offer prices (including MDS) (the “Continuing Companies”). In addition, the Molecular Devices Board instructed the Company’s management to schedule and conduct informational meetings with the two remaining companies in order to determine if either or both should be included in the ongoing auction process.

On December 15, 2006, an electronic data room was activated that could be accessed by the Continuing Companies and their representatives. MDS conducted due diligence through this electronic data room and interactions with the Company and its outside legal counsel from December 15, 2006 through January 28, 2007.

On December 17, 2006 and December 18, 2006, members of the Company’s senior management made presentations regarding the Company to the two companies that had not previously received such presentations and answered their questions regarding the Company’s business and operations. Based on subsequent conversations with these two companies, it was determined that neither company would provide an offer price as high as the prices offered by the Continuing Companies, and therefore neither company was invited to participate further in the auction process.

From December 18 through December 21, 2006, members of the Company’s management held meetings with representatives of the Continuing Companies to further discuss the Company’s business and operations. Representatives of the Continuing Companies also conducted on-site visits of the Company’s facilities.

On December 22, 2006, at a special meeting of the Molecular Devices Board, the Company’s financial advisor updated the Molecular Devices Board on the status of the meetings with the Continuing Companies. The Molecular Devices Board instructed the Company’s management and financial advisor to continue with the auction process and to respond to diligence inquires from the Continuing Companies.

On December 22, 2006, the Continuing Companies were sent letters by the Company’s financial advisor in accordance with the Molecular Devices Board’s directives inviting them to submit a best and final offer for the acquisition of the Company by a date to be provided in early January 2007. An initial draft of the Merger Agreement prepared by CGK was also distributed to each Continuing Company on December 22, 2006. In early January, each Continuing Company was informed to submit a best and final offer on or prior to January 17, 2007.

From December 22, 2006 through January 16, 2007, members of the Company’s management participated in numerous due diligence calls, site visits and in-person meetings responding to requests and inquiries from representatives of the Continuing Companies. On January 8, 2007, the Molecular Devices Board received a further update on the auction process from the Company’s management and financial advisor.

On January 17, 2007, revised bid packages were received from the Continuing Companies. Each bid package contained a bid letter, a markup of the Merger Agreement and, in the case of the two Continuing Companies other than MDS, financing commitment letters. The Company’s senior management and financial advisor updated the Molecular Devices Board at a telephonic meeting held on January 18, 2007 and received instructions from the Molecular Devices Board to continue negotiations with the two highest bidders (including MDS).

Between January 17, 2007 and January 19, 2007, in accordance with the Molecular Devices Board’s directives, representatives of the Company’s financial advisor discussed with MDS and the other Continuing Company that remained in the auction process their respective offers. In the early morning of January 20, 2007, revised bid letters were received from MDS and the other Continuing Company. MDS proposed an offer price per share of $35.50, which was higher than the price proposed by the other Continuing Company. MDS indicated to the Company that, if selected, it would expect a limited exclusivity period, and would move rapidly toward the execution of the definitive transaction document and announcement of a transaction.

On January 20, 2007, a special meeting of the Molecular Devices Board was held at the offices of CGK to review the revised bid letters, with several members of the Molecular Devices Board participating telephonically. The Company’s financial advisor summarized the status of the auction process and financial terms of the bids. Representatives of CGK advised the Molecular Devices Board of its fiduciary duties in connection with a sale of the Company and summarized for the Molecular Devices Board the positions taken by MDS and the other Continuing Company on certain key issues, as reflected in their respective Merger Agreement markups. After review and discussion, the Molecular Devices Board authorized the Company to enter into an exclusivity agreement with MDS through January 28, 2007 and instructed the Company’s management and legal and financial advisors to negotiate exclusively with MDS with a goal of signing the definitive Merger Agreement in the coming week.

On January 20, 2007, the Company signed an exclusivity agreement with MDS, which would expire on January 28, 2007. On January 21, 2007, CGK distributed a revised Merger Agreement to MDS’ legal counsel. During the week of January 22, 2007, CGK exchanged multiple drafts of the Merger Agreement and held a number of calls with MDS’ outside legal counsel to negotiate the terms of the Merger Agreement. Members of the Company’s management continued to respond to diligence requests and inquiries from MDS.

On January 26, 2007, at a special meeting of the MDS Board, the MDS Board unanimously approved the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

On January 26, 2007, CGK distributed the draft Merger Agreement in its substantially final form to the Molecular Devices Board, together with a summary of the key terms of the Merger Agreement as reflected in that draft.

On January 27, 2007, at a special meeting of the Molecular Devices Board, CGK reviewed with the Molecular Devices Board certain terms of the Merger Agreement, including the revisions to the draft Merger Agreement made subsequent to the distribution of the draft Merger Agreement to the Molecular Devices Board on January 26, 2007. Also at this meeting, UBS delivered to the Molecular Devices Board an oral opinion, which was confirmed by delivery of a written opinion dated January 27, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $35.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than MDS, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. After further discussion, the Molecular Devices Board unanimously approved the Merger Agreement negotiated between the parties and the transactions contemplated thereby and the related amendment to the Rights Agreement, as described in “Additional Information—Rights Agreement Amendment” in Item 8 below. The independent members of the compensation committee of the Molecular Devices Board also approved related matters.

The Company, MDS and Purchaser executed the Merger Agreement on January 28, 2007.

On January 29, 2007, Molecular Devices and MDS issued a joint press release announcing the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Molecular Devices Board consulted with the Company’s senior management, legal counsel and financial advisor. In recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger, the Molecular Devices Board also considered a number of factors, including the following:

•

the Molecular Devices Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

•

the Molecular Devices Board’s belief that the Company faces several challenges in its efforts to increase stockholder value as an independent publicly traded company, including competition from companies with substantially greater scale;

•

the fact that the Offer and the Merger were arrived at after an auction and negotiation process during which a total of thirteen prospective buyers were contacted, twelve prospective buyers conducted due diligence on the Company’s business, five prospective buyers submitted preliminary proposals and three prospective buyers submitted formal proposals to acquire the Company;

•

the fact that the $35.50 Offer Price represents a 48.7% premium to the closing price of the Common Stock on January 26, 2007, the last trading day prior to the announcement of the execution of the Merger Agreement, and a 57.8% premium to the average closing price of the Common Stock over the 30 trading days prior to the announcement of the execution of the Merger Agreement;

•	the Molecular Devices Board’s belief that the Offer Price compares favorably with that of similar acquisition transactions;

•

the fact that the Offer provides for a cash tender offer for all Common Stock held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to quickly realize a fair value, in cash, for their investment and provides such stockholders certainty of value for their shares;

•

the opinion of UBS, dated January 27, 2007, to the Molecular Devices Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $35.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than MDS, Purchaser and their respective affiliates). The full text of UBS’ written opinion, dated January 27, 2007, is attached hereto as Annex II. Holders of Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to the Molecular Devices Board in its evaluation of the $35.50 per share cash consideration from a financial point of view and does not address any other aspect of the transaction. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to whether to tender shares of Common Stock in the Offer or how to vote or act with respect to the transaction;

•

the Molecular Devices Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between the Company and its advisors, on the one hand, and MDS and its advisors, on the other hand;

•

the fact that MDS’ and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financial conditions and that MDS makes representations and warranties in the Merger Agreement about the adequacy of its cash resources and available financing to purchase shares of Common Stock pursuant to the Offer and to consummate the Merger;

•

the fact that, under certain circumstances, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

•

the fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve a transaction proposed by a third party that is a superior proposal upon the payment to MDS of a termination fee equal to $23.0 million;

•

the fact that the Molecular Devices Board, in the exercise of its fiduciary duties, would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Molecular Devices Board determines in good faith constitutes or could reasonably be expected to lead to a superior proposal; and

•	the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under Delaware law.

The Molecular Devices Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the sales and operating results of the Company and its ability to attract and retain key management, marketing and technical personnel;

•	the fact that an all cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	the fact that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transaction contemplated by the Merger Agreement; and

•

the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to reimburse certain of MDS’ expenses up to a maximum of $3.5 million if less than a majority of the outstanding shares of Common Stock have been tendered, or pay a termination fee of $23.0 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Molecular Devices Board’s recommendation of the transaction to Molecular Devices’ stockholders.

The Molecular Devices Board believed that, overall, the potential benefits of the Offer and the Merger to the Molecular Devices stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Molecular Devices Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Molecular Devices Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Molecular Devices Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Molecular Devices Board were aware of the interests of executive officers and directors of Molecular Devices as described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained UBS to act as its financial advisor in connection with a possible sale transaction. The Company has agreed to pay UBS a customary fee for its financial advisory services in connection with the transaction, portions of which were payable in connection with its opinion and a significant portion of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS provided investment banking services to the Company and MDS unrelated to the Offer and Merger, for which UBS has received compensation, including its services as a co-financial advisor to MDS in connection with the sale of MDS’ diagnostics division announced in October 2006. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Molecular Devices and MDS and, accordingly, may at any time hold a long or short position in such securities.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days prior to the date of this Schedule 14D-9, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Molecular Devices Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Molecular Devices Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lesser of: (i) the number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by MDS or Purchaser at the time of such exercise, would constitute one share more than 90% of the shares of Common Stock taking into account the issuance of the Top-Up Option Company Shares) and (ii) the number of shares of Common Stock that would be one share less than 20% of the shares of Common Stock issued and outstanding as of the date of the Merger Agreement, at a price per share equal to the Offer Price. In no event would the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as if such shares were outstanding).

Provided that no legal requirement prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Company Shares in respect thereof, Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

The Molecular Devices Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Molecular Devices Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. MDS and Purchaser expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger the week of February 12, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If, at the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of MDS, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Under the German Act against Restraints on Competition (“ARC”), the purchase of Common Stock pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by MDS of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies MDS within the one month waiting period of the initiation of an in-depth investigation. MDS is expected to file the German Notification the week of February 12, 2007. If the FCO initiates an in-depth investigation, the purchase of Common Stock pursuant to the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies MDS within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The approval can be granted subject to conditions and obligations; in this case the purchase of Common Stock pursuant to the Offer may only be consummated if the conditions and obligations are met.

Under the Korean Monopoly Regulation and Fair Trade Act, the Merger may be consummated if the Merger is approved by the Korea Fair Trade Commission (the “Commission”), either by written approval or by expiration of an initial 30 day review period (the “Initial Review Period”), which period is commenced when MDS and Molecular Devices file a merger report with the Commission. The Commission may extend the Initial Review Period for an additional review period of up to 90 days, for up to a total of 120 days, (the “Additional Review Period”) for an in-depth review. During the review period, the Commission may request additional information from MDS and/or Molecular Devices. If the Commission conducts an in-depth review, the Merger may be consummated if it is approved by the Commission, either by a written approval of the Commission or by lapse of the Additional Review Period, unless the Commission notifies the parties within the Additional Review Period that the Merger would have the effect of restraining competition in the relevant market. The Commission’s approval may be granted subject to conditions and obligations and, if so granted, the Merger could only be consummated if the conditions and obligations were met.

The Company and its subsidiaries also conduct business in a number of other foreign countries. In connection with the purchase of Common Stock pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, MDS and the Company will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained.

The Rights Agreement Amendment

In connection with and prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement, in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including (i) the approval, execution and delivery of the Merger Agreement or any amendment thereto, (ii) the acceptance for payment or purchase by Purchaser of

Common Stock pursuant to the Offer, (iii) the Merger, (iv) the consummation of any other transaction contemplated by the Merger Agreement, or (v) the announcement of the Merger Agreement, the Merger, the Offer or any other transaction contemplated by the Merger Agreement.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “ Long-Form Merger “) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “ Notice of Merger “) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Molecular Devices Corporation, 1311 Orleans Drive, Sunnyvale, California 94089. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that MDS would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands MDS has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 13, 2007.(1)(2)

(a)(1)(B)	Form of Letter of Transmittal.(1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)(2)

(a)(1)(G)	Summary Newspaper Advertisement as published on February 13, 2007 in The Wall Street Journal.(1)

(a)(1)(H)	Cover letter, supplemental tax form and Form W-8BEN delivered to former shareholders of, or a holder of CUFS in, Axon Instruments, Inc.(1)(2)

(a)(1)(I)	Joint press release issued by MDS Inc. and Molecular Devices Corporation, dated January 29, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 29, 2007).

Exhibit No.	Description
(a)(1)(J)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).(2)

(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Molecular Devices Corporation, dated February 13, 2007.(2)

(a)(2)(B)	Transcript of a conference call conducted by MDS Inc. on January 29, 2007 (incorporated by reference to Schedule 14D-9/C filed by Molecular Devices Corporation on January 29, 2007).

(a)(5)	Opinion of UBS Securities LLC to the Board of Directors of Molecular Devices Corporation, dated January 27, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)

(e)(1)	Agreement and Plan of Merger, dated as of January 28, 2007, by and among MDS Inc., a company organized under the laws of Canada, Monument Acquisition Corp., a Delaware corporation, and an indirect wholly-owned subsidiary of MDS and direct wholly owned subsidiary of MDS (US) Inc., a Delaware corporation, and Molecular Devices Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 29, 2007).

(e)(2)	Form of Indemnity Agreement between Molecular Devices Corporation and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 33-98926), as amended).

(e)(3)	Amended Key Employee Agreement for Joseph D. Keegan, Ph.D., dated July 29, 2004 (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004 and filed on November 9, 2004).

(e)(4)	Amended Key Employee Agreement for Timothy A. Harkness, dated December 17, 2004 (incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and filed on March 16, 2005).

(e)(5)	Change in Control Severance Benefit Plan (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2001 and filed on May 11, 2001).

(e)(6)	Confidentiality Agreement, dated November 22, 2006, by and between Molecular Devices Corporation and MDS Inc.

(e)(7)	Exclusivity Agreement, dated January 20, 2007, by and between Molecular Devices Corporation and MDS Inc.

(e)(8)	Amendment No. 1 to Rights Agreement, dated as of January 28, 2007, by and between ComputerShare Trust Company, N.A. (successor-in-interest to EquiServe Trust Company, N.A.) and Molecular Devices Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 29, 2007).

(1)	Incorporated by reference to the Schedule TO filed by Monument Acquisition Corp. and MDS Inc. on February 13, 2007.
(2)	Included in materials mailed to stockholders of Molecular Devices Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOLECULAR DEVICES CORPORATION

By:	/s/ Joseph D. Keegan
Name: Title:	Joseph D. Keegan President and Chief Executive Officer

Dated: February 13, 2007

Annex I –	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II –	Opinion of UBS Securities LLC to the Board of Directors of Molecular Devices Corporation, dated January 27, 2007

Annex III – Section 262 of the Delaware General Corporation Code

ANNEX I

MOLECULAR DEVICES CORPORATION

1311 ORLEANS DRIVE

SUNNYVALE, CA 94089

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 13, 2007 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Molecular Devices Corporation, a Delaware corporation (“Molecular Devices”), with respect to the tender offer by Monument Acquisition Corp. (“Purchaser”), a Delaware corporation, and an indirect wholly owned subsidiary of MDS Inc., a company organized under the laws of Canada (“MDS”), to the holders of record of shares of common stock, par value $0.001 per share, of Molecular Devices. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” to refer to Molecular Devices. You are receiving this Information Statement in connection with the possible election of persons designated by MDS to at least a majority of the seats on the board of directors of Molecular Devices (the “Molecular Devices Board” or the “Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of January 28, 2007 (the “Merger Agreement”), by and among MDS, Purchaser and Molecular Devices.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on February 13, 2007 to purchase all of the outstanding shares of Molecular Devices common stock at a price of $35.50 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated February 13, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, March 13, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Molecular Devices common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Molecular Devices’ stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and MDS with the Securities and Exchange Commission (the “SEC”) on February 13, 2007.

The Merger Agreement provides that, promptly after such time as Purchaser first accepts for payment shares of Molecular Devices common stock tendered pursuant to the Offer (the “Acceptance Time”) and subject to applicable legal requirements, MDS will be entitled to designate at its option up to that number of directors of the Molecular Devices Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Molecular Devices Board (giving effect to any increase in the number of directors on the Molecular Devices Board pursuant to MDS’ exercise of its option) by (y) the percentage that the number of shares of Molecular Devices common stock purchased by Purchaser pursuant to the Offer bears to the total number of shares of Molecular Devices common stock outstanding at the Acceptance Time. Pursuant to the Merger Agreement, in order for MDS to be able to exercise its option to designate directors to the Molecular Devices Board, MDS must be the beneficial owner of at least a majority of the voting power of the then-outstanding shares of Molecular Devices common stock. In the event that MDS exercises its option to designate directors to the Molecular Devices Board, MDS would have the ability under the Merger Agreement to designate at least a majority of the Molecular Devices Board.

Molecular Devices has agreed to use its reasonable efforts to secure the resignation of directors or to increase the size of the Molecular Devices Board (or both) to the extent necessary to permit MDS’ designees to be elected to the Molecular Devices Board. Notwithstanding the foregoing, prior to the effective time of the merger contemplated by the Merger Agreement, the Molecular Devices Board will always have at least two

“Continuing Directors.” Under the Merger Agreement, “Continuing Directors” are defined as directors who were directors prior to the date of the Merger Agreement and are not affiliated with MDS or Purchaser, or are not affiliated with MDS or Purchaser and were recommended or elected to succeed the Continuing Directors by a majority of the Continuing Directors.

Following the election or appointment of MDS’ designees to the Molecular Devices Board and prior to the effective time of the merger contemplated by the Merger Agreement, the Merger Agreement provides that (1) any amendment to or termination of the Merger Agreement, (2) any amendment to Molecular Devices’ charter or bylaws, (3) any extension of time for the performance of any of the obligations or other acts of Purchaser or MDS under the Merger Agreement, (4) any waiver of compliance with any covenant of MDS or Purchaser or any condition to any obligation of Molecular Devices or any waiver of any right of Molecular Devices under the Merger Agreement, (5) any withdrawal, modification, amendment or qualification by the Molecular Devices Board of the recommendation of the Molecular Devices Board that Molecular Devices’ stockholders accept the Offer and tender their shares of Molecular Devices common stock pursuant to the Offer and adopt the Merger Agreement, and (6) any other consent or action by the Molecular Devices Board with respect to the Merger Agreement or the merger contemplated by the Merger Agreement that adversely affects or could reasonably be expected to adversely affect any of the holders of shares of Molecular Devices common stock, will require the approval of the Molecular Devices Board, including a majority of the Continuing Directors.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in connection with the appointment of MDS’ designees to the Molecular Devices Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning MDS, Purchaser and MDS’ designees has been furnished to Molecular Devices by MDS, and Molecular Devices assumes no responsibility for the accuracy or completeness of such information.

MDS DESIGNEES

MDS has informed Molecular Devices that it will choose its designees to the Molecular Devices Board from the executive officers and directors of MDS and/or Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to stockholders of Molecular Devices. The information with respect to such individuals in Annex I to the Offer to Purchase is incorporated herein by reference. MDS has informed Molecular Devices that each of the executive officers and directors of MDS and/or Purchaser listed in Annex I to the Offer to Purchase who may be chosen has consented to act as a director of Molecular Devices, if so designated.

Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of MDS and/or Purchaser listed in Annex I to the Offer to Purchase (1) is currently a director of, or holds any position with, Molecular Devices, or (2) has a familial relationship with any directors or executive officers of Molecular Devices. Molecular Devices has been advised that, to the best knowledge of Purchaser and MDS, none of the executive officers or directors of MDS and/or Purchaser listed in Annex I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Molecular Devices and none have been involved in any transactions with Molecular Devices or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

MDS has informed Molecular Devices that, to the best of its knowledge, none of the executive officers or directors of MDS and/or Purchaser listed in Annex I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that MDS’ designees may assume office at any time following the purchase by Purchaser of shares of Molecular Devices common stock pursuant to the Offer, which purchase cannot be earlier than March 13, 2007, and that, upon assuming office, MDS’ designees will thereafter constitute at least a majority of the Molecular Devices Board. It is currently not known which of the current directors of Molecular Devices would resign, if any.

CERTAIN INFORMATION CONCERNING MOLECULAR DEVICES

The authorized capital stock of Molecular Devices consists of 60,000,000 shares of common stock and 3,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on January 25, 2007, there were 16,493,470 shares of common stock outstanding and no shares of preferred stock outstanding. The Molecular Devices Board currently consists of eight members.

The common stock is the only class of voting securities of Molecular Devices outstanding that is entitled to vote at a meeting of stockholders of Molecular Devices. Each share of Molecular Devices common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF MOLECULAR DEVICES

Set forth below are the name, age and position of each director and executive officer of Molecular Devices as of January 31, 2007.

Name	Age	Position Held with Molecular Devices
Joseph D. Keegan, Ph.D.	53	President and Chief Executive Officer; Director
Moshe H. Alafi	77	Director
David L. Anderson	63	Director
A. Blaine Bowman	60	Director
Alan Finkel, Ph.D.	54	Director
André F. Marion	71	Director
Harden M. McConnell, Ph.D.	79	Director
J. Allan Waitz, Ph.D.	71	Director
Timothy A. Harkness	40	Chief Financial Officer and Senior Vice President Finance and Operations
Steven Davenport	41	Vice President European Operations
Jan Hughes	46	Vice President Worldwide Marketing
Gillian M.K. Humphries, Ph.D.	68	Vice President Strategic Affairs
Robert J. Murray	58	Vice President Worldwide Operations
Thomas J. O’Lenic	43	Vice President North American Sales and Service
Patricia C. Sharp	63	Vice President Human Resources
J. Richard Sportsman, Ph.D.	54	Vice President Assay and Reagent Research and Development
Robert H. Wicke	37	Vice President Product Development

Joseph D. Keegan, Ph.D., has been a director of Molecular Devices since 1998. Dr. Keegan was appointed as President and Chief Executive Officer of Molecular Devices effective March 30, 1998. From 1992 to 1998, Dr. Keegan served in various positions at Becton Dickinson and Company, a research and diagnostic company, including the positions of Vice President, Sales and Service, Vice President, General Manager of the Immunocytometry Systems Division and, most recently, President of the Worldwide Tissue Culture Business. From 1987 to 1992, he was employed by LEICA, Inc., a microscope manufacturer, where he held various senior management positions. Dr. Keegan holds a Ph.D. in Chemistry from Stanford University.

Moshe H. Alafi has been a director of Molecular Devices since 1985. Mr. Alafi has been the General Partner of Alafi Capital Company, which specializes in forming new companies in the medical, pharmaceutical and biological fields, since January 1984.

David L. Anderson has been a director of Molecular Devices since 1983. Mr. Anderson has been a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, a venture capital company, since 1974. Mr. Anderson is also a director of Dionex Corporation, a leading supplier of analytical instrumentation.

A. Blaine Bowman has been a director of Molecular Devices since 1985. Mr. Bowman is also a director of Dionex Corporation and Illumina, Inc. Previously, Mr. Bowman was chairman of the board of directors of Dionex Corporation from 2002 to 2005, and President, Chief Executive Officer and a director of Dionex Corporation from 1980 to 2002.

Alan Finkel, Ph.D., has been a director of Molecular Devices since November 2005. From July 2004 to December 2005, Dr. Finkel served initially as the Vice President and Chief Technical Officer of Molecular Devices and most recently as its Senior Vice President and Chief Technology Officer. Dr. Finkel was the founder of Axon Instruments, Inc. and served as its Chief Executive Officer from 1983 until the acquisition of Axon Instruments by Molecular Devices in July 2004. From 2000 to 2003, Dr. Finkel was Adjunct Professor in the School of Biomedical Sciences at the University of Queensland and a Member of the John Curtin School of Medical Research Strategic Advisory Committee. From 1984 to 1987, Dr. Finkel was a Consulting Assistant Professor of Surgery, Stanford University. In 1981 and 1982, Dr. Finkel was a Research Fellow at the John Curtin School of Medical Research at the Australian National University in Canberra. Dr. Finkel received his doctorate in Electrical Engineering at Monash University, Australia, in 1981.

André F. Marion has been a director of Molecular Devices since September 1995. Mr. Marion was a founder of Applied Biosystems, Inc., a supplier of instruments for biotechnology research, and served as its Chief Operating Officer from 1983 to 1986, its President from 1985 to 1993, its Chief Executive Officer from 1986 to 1993 and its Chairman of the board from 1987 to February 1993, when it merged with the Perkin-Elmer Corporation, a manufacturer of analytical instruments. Mr. Marion served as Vice President of Perkin-Elmer Corporation and President of its Applied Biosystems Division until his retirement in February 1995. Mr. Marion is presently a management consultant, and also serves as a director of several privately held corporations.

Harden M. McConnell, Ph.D., founder of Molecular Devices, has been a director of Molecular Devices since its inception in July 1983. He is the Robert Eckles Swain Professor of Physical Chemistry, Emeritus at Stanford University and is a member of the National Academy of Sciences. Dr. McConnell has received many awards in recognition of his scientific work. Most recently these include the 1987 Pauling Medal for Chemistry and, in 1988, the National Academy of Sciences Award in Chemical Sciences. Dr. McConnell has also received the Wolf Prize (1984), the Wheland Medal (1988), the National Medal of Science (1989), the Peter Debeye Award in Physical Chemistry (1990), the Bruker Prize of the Royal Society of Chemistry (1995) and the Welch Award (2002). Dr. McConnell holds a Ph.D. degree from the California Institute of Technology.

J. Allan Waitz, Ph.D., has been a director of Molecular Devices since 1990. Dr. Waitz was President and Chief Executive Officer of DNAX Research Institute of Molecular and Cellular Biology, Inc., a subsidiary of Schering-Plough Corporation, a pharmaceutical company, until his retirement in 1992. From 1991 through December 1996, Dr. Waitz served as chairperson of the Area Committee on Microbiology of the National Committee for Clinical Laboratory Standards.

Timothy A. Harkness has served as Molecular Devices’ Chief Financial Officer since July 1998, served as its Senior Vice President and Chief Financial Officer from August 2004 to July 2005 and was appointed as Chief Financial Officer and Senior Vice President Finance and Operations effective August 1, 2005. From 1997 to 1998, Mr. Harkness was Vice President of Business Development at Vivra Specialty Partners, a physician practice management company. Previously, Mr. Harkness was with Montgomery Securities in the Health Care Investment Banking Group from 1994 to 1997 and with Arthur Andersen & Co. from 1989 to 1992. Mr. Harkness holds an M.B.A. from Stanford University Graduate School of Business, a B.B.A. from the University of Wisconsin-Madison, and is a C.P.A.

Steven Davenport was appointed as Vice President European Operations of Molecular Devices on February 16, 2005. Mr. Davenport joined Molecular Devices in March 2002 and served as Molecular Devices’ General Manager European Operations. From 1989 to 2002, Mr. Davenport was employed by Amersham plc and Amersham Biosciences (now a part of GE Healthcare) in a variety of roles involving sales of technologies for genomics, proteomics and high throughput screening to pharmaceutical companies throughout Europe. From August 2001 to March 2002, Mr. Davenport held the post of European Business Director Technology Programs with Amersham Biosciences. Mr. Davenport holds a first class honors degree in Applied Chemistry from the University of Wales Institute of Science and Technology, Cardiff, U.K.

Jan Hughes was appointed as Vice President Worldwide Marketing of Molecular Devices on February 16, 2005. Mr. Hughes joined Molecular Devices in September 2003 as Director of Product Development, IonWorks and was subsequently promoted to Vice President of Product Development, IonWorks in March 2004. In 1994, Mr. Hughes co-founded Argonaut Technologies, Inc., a bioanalytical instrument company, where he served in various capacities until September 2003, including most recently as Senior Vice President and Chief Technology Officer. Prior to co-founding Argonaut, Mr. Hughes was employed by Applied Biosystems, a bioanalytical instrument company, for approximately ten years where he led instrument product development efforts in protein sequencing, amino acid analysis and both DNA and protein synthesis. Mr. Hughes holds a B.S. in Mechanical Engineering from Cal Poly, San Luis Obispo.

Gillian M.K. Humphries, Ph.D., has served as a Vice President of Molecular Devices since March 1990. Dr. Humphries served as a consultant to Molecular Devices since its inception in 1983. In 1984, Dr. Humphries joined Molecular Devices on a full time basis as a research scientist and, from 1985 to 1990, she served as Director of MAXline and Cytosensor Development. Dr. Humphries holds a Ph.D. in Biochemistry from Stanford University and an M.S. in Biochemistry from San Jose State University.

Robert J. Murray has served as Vice President Worldwide Operations of Molecular Devices since July 1995 and its Director of Operations from October 1993 to July 1995. Prior to joining Molecular Devices, Mr. Murray held general management and executive positions at a variety of companies, including Electromer Corporation, Comptronix Corp. and Gould/Biomation, Inc. Mr. Murray holds an M.B.A. from the University of California at Berkeley, an M.S. in Electrical Engineering from San Jose State University, and a B.S. in Science from the University of California at Davis.

Thomas J. O’Lenic has served as Vice President North American Sales and Service since January 2002. From 1995 to 2002, Mr. O’Lenic served in various Sales Management positions at Molecular Devices, most recently as Director of North American Sales, Life Sciences Division. From 1994 to 1995, Mr. O’Lenic was with PerSeptive Biosystems, a bioanalytical instrument company. From 1990 to 1994, Mr. O’Lenic worked for Millipore Corporation, a multinational bioscience company, and from 1989 to 1990, he worked for Bios Corporation, a life science products company. Mr. O’Lenic holds a B.S. in Biology from the University of South Florida.

Patricia C. Sharp has served as Vice President Human Resources since September 2000. From 1997 to 2000, Ms. Sharp served as Human Resources consultant at Sharp Associates Consulting specializing in Human Resources management, leadership and organizational development. Previously, Ms. Sharp worked at Apple Computer, Inc. as Senior Vice President, Human Resources. Ms. Sharp has a B.A. in Behavioral Sciences from San Jose State University.

J. Richard Sportsman, Ph.D., has served as Vice President Assay and Reagent Research and Development since August 2002. From 2000 to 2002, Dr. Sportsman served as Director of Biochemistry of Molecular Devices. From 1998 to 2000, Dr. Sportsman served as Senior Director, Assay Systems, at LJL BioSystems. From 1993 to 1998, Dr. Sportsman served as a Staff Scientist and Director of Molecular Recognition at Telik, Inc. (formerly Terrapin Technologies, Inc.).

Robert H. Wicke was appointed Vice President of Product Development of Molecular Devices effective June 1, 2006. Mr. Wicke joined Molecular Devices in July 2004 as Vice President of Software Engineering. From 1994 to July 2004, Mr. Wicke was Vice President of Software Engineering at Axon Instruments, where he was responsible for the design, implementation and vision of software development, creating pClamp for electrophysiology, Genepix Pro for microarray detection and AcuityXpress for high-end bioinformatics analysis. In 1995, Mr. Wicke co-founded Anywhere Fast, a start-up company that specialized in imaging and language software. Mr. Wicke holds an M.S. in Computer Science from the University of Oregon and a B.S. in Mathematics and Computer Science from Drew University.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Molecular Devices Board

As required under the NASDAQ Stock Market LLC, or NASDAQ, listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with Molecular Devices’ counsel to ensure that the Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NASDAQ, as in effect time to time. Consistent with these considerations, the Board has affirmatively determined that all of Molecular Devices’ directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Dr. Keegan, the President and Chief Executive Officer of Molecular Devices, and Dr. Finkel, the former Senior Vice President and Chief Technology Officer of Molecular Devices. The Board had also determined that Dr. Goddard, whose term of service expired on May 11, 2006, was an independent director within the meaning of the applicable NASDAQ listing standards.

Information Regarding the Molecular Devices Board and its Committees

The Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The following table provides membership information for 2006 for each of these committees:

Name	Audit	Compensation	Nominating
Moshe H. Alafi			X
David L. Anderson		X	X
A. Blaine Bowman	X		X
Alan Finkel, Ph.D.(1)		X	X
Paul Goddard, Ph.D.(2)	X		X
André F. Marion	X	X	X
J. Allan Waitz, Ph.D.(3)	X	X	X

(1)	Dr. Finkel was appointed to the Compensation Committee and the Nominating Committee on May 11, 2006.
(2)	Dr. Goddard’s term of service as director expired on May 11, 2006, the date of Molecular Devices’ 2006 Annual Meeting of Stockholders.
(3)	Dr. Waitz served on the Compensation Committee until May 11, 2006 and was appointed to the Audit Committee on May 11, 2006.

Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee, other than Dr. Finkel, meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to Molecular Devices.

Audit Committee

The Audit Committee is currently composed of Mr. Bowman, Dr. Waitz and Mr. Marion. Mr. Bowman serves as the chair of the Audit Committee. The function of the Audit Committee includes, among other things:

•	meeting with Molecular Devices’ independent registered public accounting firm at least annually to review, upon completion of the annual audit, financial results for the year;

•	retaining Molecular Devices’ independent registered public accounting firm;

•	establishing the engagement of Molecular Devices’ independent registered public accounting firm, including the scope, extent and procedures of the audit and the compensation to be paid therefor;

•	assisting and interacting with Molecular Devices’ independent registered public accounting firm so that it may carry out its duties in the most efficient and cost effective manner;

•	maintaining a log of complaints regarding accounting or auditing matters submitted by employees and conducting the appropriate investigation; and

•

determining and approving all professional services provided to Molecular Devices by its independent registered public accounting firm, prior to commencement of the engagement, and is responsible for considering the possible effect of such services on the independence of Molecular Devices’ independent registered public accounting firm.

The Audit Committee meets at least quarterly and held five meetings during the fiscal year ended December 31, 2006. The Audit Committee is governed by a written Audit Committee charter adopted by the Board. The Audit Committee charter can be found in the Corporate Governance section of the Investor Relations section of Molecular Devices’ website at www.moleculardevices.com. The Board annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of Molecular Devices’ Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). The Board has also determined that each of Messrs. Bowman and Marion qualify as an “audit committee financial expert,” as defined in the Securities and Exchange Commission rules.

Compensation Committee

The Compensation Committee is currently composed of Mr. Anderson, Mr. Marion and Dr. Finkel. Mr. Anderson serves as the chair of the Compensation Committee. The Compensation Committee recommends to the Board for determination executive salaries and incentive compensation, is responsible for recommending director compensation to the Board, and performs such other functions regarding compensation as the Board may delegate. For executive compensation decisions, including decisions relating to the grant of stock options to executive officers, the Compensation Committee typically considers the recommendations of Dr. Keegan, Molecular Devices’ President and Chief Executive Officer, and he often participates in the Compensation Committee’s deliberations about executive compensation matters. However, Dr. Keegan does not participate in the determination of his own compensation or the compensation of directors, nor does he participate in deliberations with respect thereto. In determining his recommendations, Dr. Keegan solicits the input of, and receives documentary support from, Patricia Sharp, Molecular Devices’ Vice President Human Resources. The Compensation Committee also receives documentary support from Ms. Sharp. In addition, Timothy Harkness, Molecular Devices’ Chief Financial Officer, recommends to Dr. Keegan individual performance objectives for and compensation of Robert Murray, Molecular Devices’ Vice President Worldwide Operations. Other than Dr. Keegan, Ms. Sharp and Mr. Harkness, no other executive officers participate in the determination or recommendation of the amount or form of executive officer or director compensation. The Compensation Committee does not delegate any of its functions to others in determining executive and/or director compensation and Molecular Devices does not currently engage any consultants with respect to executive and/or director compensation matters. The Compensation Committee is governed by a written Compensation Committee charter adopted by the Board. The Compensation Committee charter can be found in the Corporate Governance section of the Investor Relations section of Molecular Devices’ website at www.moleculardevices.com. The Compensation Committee held one meeting during the fiscal year ended December 31, 2006.

Other than with respect to Dr. Finkel, all members of Molecular Devices’ Compensation Committee are independent (as independence is defined in Rule 4200(a)(15) of the NASDAQ listing standards). Dr. Finkel was appointed to the Compensation Committee in connection with the expiration of Dr. Goddard’s term of service as a director and the related appointment of Dr. Waitz to the Audit Committee, who had served on the Compensation Committee until that time. Given the Board’s desire to maintain a Compensation Committee of three members, coupled with the Board’s determination that Dr. Finkel would exercise independent judgment with regard to Molecular Devices, the Board determined that it was in the best interests of Molecular Devices and its stockholders to appoint Dr. Finkel to the Compensation Committee, particularly given his broad experience in executive compensation matters, serving as the Chief Executive Officer of Axon Instruments from 1983 until its acquisition by Molecular Devices in July 2004. In its assessment that Dr. Finkel would act independently, the Board noted that Dr. Finkel does not hold any shares of Molecular Devices common stock and has declined any equity compensation from Molecular Devices for his services as a director. The Board also noted that Dr. Finkel’s employment with Molecular Devices was brief and transitional in nature, commencing in July 2004 with the acquisition of Axon Instruments and ending in December 2005.

Nominating Committee

The Nominating Committee is currently composed of Mr. Bowman, Mr. Alafi, Mr. Marion, Dr. Finkel, Dr. Waitz and Mr. Anderson. The Nominating Committee is responsible for, among other things:

•	identifying, reviewing and evaluating candidates to serve as directors of Molecular Devices;

•	serving as a focal point for communication between such candidates, non-committee directors and Molecular Devices’ management;

•	recommending such candidates for selection by the Board or for selection by a majority of the independent directors, as the case may be; and

•	making other recommendations to the Board regarding affairs relating to the directors of Molecular Devices, including with respect to Board committee memberships.

All members of Molecular Devices’ Nominating Committee, other than Dr. Finkel, are independent (as independence is defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Nominating Committee is governed by a written Nominating Committee charter adopted by the Board. The Nominating Committee charter can be found in the Corporate Governance section of the Investor Relations section of Molecular Devices’ website at www.moleculardevices.com. The Nominating Committee held one meeting during the fiscal year ended December 31, 2006.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Molecular Devices, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Molecular Devices’ stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are evaluated by the Nominating Committee in the context of the current composition of the Board, the operating requirements of Molecular Devices and the long-term interests of Molecular Devices’ stockholders. In conducting this assessment, the Nominating Committee considers the criteria for director qualifications set by the Board, as well as diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Molecular Devices to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews such directors’ overall service to Molecular Devices during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Nominating Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee may also use its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. To date, Molecular Devices has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. The Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then recommends nominees for selection by the Board or for selection by a majority of the independent directors.

The Nominating Committee will consider director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board for inclusion in the proxy statement for Molecular Devices’ annual meeting of stockholders are welcome to deliver a written recommendation to the Nominating Committee at the following address: 1311 Orleans Drive, Sunnyvale, California 94089 at least 120 days prior to the anniversary date of the mailing of Molecular Devices’ proxy statement for the last annual meeting of stockholders. Please include with all submissions the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Molecular Devices’ stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. To date, the Nominating Committee has not received any such submission from a stockholder of Molecular Devices.

Meetings of the Molecular Devices Board; Annual Meeting Attendance

The Board held thirteen meetings during the last fiscal year. Each Board member attended 75% or more of the aggregate of the total number of meetings of the Board and of the total number of meetings of the committees on which such director served, held during the period for which each such director served. Although there is no formal policy, Molecular Devices encourages its directors to attend Molecular Devices’ annual meetings. All of Molecular Devices’ directors, with the exception of Dr. Goddard, attended the 2006 Annual Meeting of Stockholders.

Stockholder Communications with the Molecular Devices Board

The Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. This information is available in the Corporate Governance section of the Investor Relations section of Molecular Devices’ website at www.moleculardevices.com.

COMPENSATION OF DIRECTORS

Cash Compensation Arrangements. Each non-employee director of Molecular Devices receives an annual retainer of $15,000. In addition, the chair of the Audit Committee of the Board (currently Mr. Bowman) receives a supplemental annual retainer of $5,000, the chair of the Compensation Committee of the Board (currently Mr. Anderson) receives a supplemental annual retainer of $3,000, and any non-employee director designated as Lead Independent Director (currently Mr. Bowman) receives a supplemental annual retainer of $5,000; provided, however, that the maximum annual retainer for any non-employee director will not exceed $20,000 in the aggregate. Each non-employee director of Molecular Devices also receives $1,500 for each Board meeting attended in person by such director, and $750 for each meeting attended via teleconference. Each non-employee director committee member receives $1,000 for each committee meeting attended in person and $500 for each meeting attended via teleconference. In addition, each non-employee director of Molecular Devices may be reimbursed for out-of-pocket and travel expenses incurred in connection with attendance at Board and committee meetings.

Equity Compensation Arrangements. Each non-employee director of Molecular Devices is eligible to receive automatic stock option grants under the Molecular Devices Corporation 2005 Equity Incentive Plan, or the 2005 Equity Plan. However, Dr. Finkel has declined for the time being any equity compensation for his service as a non-employee director. In connection with the adoption of the 2005 Equity Plan in April 2005, the Board adopted resolutions setting forth the terms of options to be granted to Molecular Devices’ non-employee directors, which are described below. The Board may at any time, however, adopt resolutions modifying, amending or otherwise changing the terms of the options to be granted to non-employee directors under the 2005 Equity Plan, subject to any applicable stockholder approval requirements. Under these resolutions, each person who is elected for the first time to be a non-employee director automatically receives, at the time of his or her initial election to the Board, an option to purchase 10,000 shares of Molecular Devices common stock. In addition, each non-employee director automatically receives an additional option to purchase 4,000 shares of Molecular Devices common stock immediately following each annual meeting of stockholders. In this regard, immediately following the 2006 Annual Meeting of Stockholders, Molecular Devices granted each non-employee director continuing in office (other than Dr. Finkel) an option under the 2005 Equity Plan covering 4,000 shares of common stock at an exercise price per share of $29.96, the fair market value of such shares based on the closing sales price reported on the NASDAQ on the date of grant. The exercise price of each option granted to the non-employee directors is 100% of the fair market value of the common stock subject to the option on the date of grant. Prior to July 2006, all options granted to non-employee directors under the 2005 Equity Plan became exercisable in equal installments over a period of four years from the date of grant, commencing on the date one year after the date of the grant. However, the Board amended the terms of the annual option grants to non-employee directors in July 2006 to provide that 25% of the shares subject to all future annual option grants will become exercisable on the day prior to each annual meeting of stockholders following the date of grant so that non-employee directors who will not be continuing office following an annual meeting of stockholders do not lose vesting credit as a result of annual meeting scheduling. In all cases, attendance at no less than two-thirds of the regularly scheduled Board meetings occurring during a vesting installment period is required for the options to become vested with respect to such installment. Failure to satisfy this requirement during any particular installment period will result in an abatement of the vesting of the options during the applicable installment period and the aggregate vesting period of the options will be increased by one additional year in the case of initial option grants, and one additional period between annual meetings in the case of annual option grants. In the event of certain change in control events, as specified in the 2005 Equity Plan, any outstanding options to a non-employee director will be fully accelerated and the option will terminate if not exercised prior to such event. Vesting will cease upon the termination of service of a non-employee director. The maximum term of options granted to the non-employee directors under the 2005 Equity Plan is ten years.

The table below summarizes the compensation paid by Molecular Devices to its non-employee directors for the fiscal year ended December 31, 2006.

2006 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	All Other Compensation ($)		Total ($)
Moshe H. Alafi	25,250	67,075	—		92,325
David L. Anderson	28,500	67,075	—		95,575
A. Blaine Bowman	34,250	67,075	—		101,325
Alan Finkel, Ph.D.	24,500	—	7,422	(5)	31,922
Paul Goddard, Ph.D.(4)	9,250	57,227	41,560	(6)	108,037
André F. Marion	31,000	67,075	—		98,075
Harden M. McConnell, Ph.D.	26,750	67,075	—		93,825
J. Allan Waitz, Ph.D.	26,250	67,075	1,408	(5)	94,733

(1)

The dollar amounts in this column represent the compensation cost for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with

FASB Statement No. 123 (revised), “Share-Based Payment,” or SFAS No. 123R, using the Black Scholes option-pricing model and the assumptions outlined in the footnotes to Molecular Devices’ financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and filed with the SEC.

(2)	The aggregate number of shares subject to outstanding stock options held by each of the directors listed in the table above as of December 31, 2006 was as follows: Mr. Alafi, 46,500 shares; Mr. Anderson, 46,500 shares; Mr. Bowman, 46,500 shares; Dr. Finkel, no shares; Dr. Goddard, no shares; Mr. Marion, 30,000 shares; Dr. McConnell, 46,500 shares; and Mr. Waitz, 46,500 shares.
(3)	The grant date fair value, as determined in accordance with SFAS 123R, of the stock option awards granted during the year ended December 31, 2006 for each of the directors listed in the table above, with the exception of Drs. Finkel and Goddard, was $61,440. Molecular Devices did not grant any stock options to Drs. Finkel and Goddard during the year ended December 31, 2006.
(4)	Dr. Goddard’s term of service as director expired on May 11, 2006, the date of Molecular Devices’ 2006 Annual Meeting of Stockholders.
(5)	Represents the reimbursement of travel expenses.
(6)	Represents remuneration paid to Dr. Goddard in recognition of his past service as a director of Molecular Devices and in connection with Dr. Goddard’s loss of stock option vesting credit due to Annual Meeting scheduling. As described above, the Board amended the terms of annual option grants to non-employee directors under the 2005 Equity Plan in July 2006 in order to ensure that non-employee directors who will not be continuing in office following an annual meeting of stockholders will not lose vesting credit as a result of annual meeting scheduling.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Molecular Devices common stock as of December 31, 2006 (except as noted) by: (i) each of Molecular Devices’ directors; (ii) each of the executive officers named in the 2006 Summary Compensation Table presented later in this Information Statement; (iii) all of Molecular Devices’ executive officers and directors as a group; and (iv) all those known by Molecular Devices to be beneficial owners of more than five percent of Molecular Devices common stock.

	Beneficial Ownership (1)
Beneficial Owner	Number of Shares	Percent of Total (%)
Franklin Resources, Inc.(2) One Franklin Parkway San Mateo, California 94403-1906	1,563,193	9.5

OppenheimerFunds, Inc.(3) Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281-1008	1,174,903	7.1

Barclays Global Investors, NA(4) 45 Fremont Street San Francisco, California 94105	1,050,229	6.4

Brown Capital Management, Inc.(5) 1201 N. Calvert Street Baltimore, Maryland 21202	999,000	6.1

WEDGE Capital Management L.L.P.(6) 301 South College Street, Suite 2920 Charlotte, North Carolina 28202-6002	825,001	5.0

Joseph D. Keegan, Ph.D.(7)	391,068	2.3
Moshe H. Alafi(8)	359,040	2.2
Harden M. McConnell, Ph.D.(9)	246,300	1.5
Robert J. Murray(10)	173,220	1.0
Patricia C. Sharp(11)	120,821	*
Timothy A. Harkness(12)	110,269	*
A. Blaine Bowman(13)	76,500	*
J. Allan Waitz, Ph.D.(14)	43,000	*
David L. Anderson(15)	41,500	*
Thomas J. O’Lenic(16)	37,960	*
André F. Marion(17)	21,000	*
Alan Finkel, Ph.D.	—	—

All directors and executive officers as a group (17 persons)(18)	1,789,889	10.1

*	Less than one percent.
(1)

This table is based upon information supplied by officers and directors and Schedules 13G and Forms 13F filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Molecular Devices believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 16,486,302 shares outstanding on December 31, 2006, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each of the individuals and entities listed in this table is c/o Molecular Devices at the address on the first page of this Information Statement.
(2)	Based upon a Schedule 13G/A filed with the SEC on February 6, 2007 by Franklin Resources, Inc., or FRI. According to the Schedule 13G/A filed by FRI, such shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts that are investment advisory clients of investment advisers that are direct or indirect subsidiaries of FRI. FRI, Charles B. Johnson and Rupert H. Johnson, Jr., each an owner of more than 10% of the outstanding common stock of FRI, may be deemed to be beneficial owners of securities held by persons and entities advised by the direct or indirect subsidiaries of FRI. Pursuant to the Schedule 13G/A filed by FRI, each of FRI, the direct or indirect subsidiaries of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaim beneficial ownership of such shares. According to the Schedule 13G/A filed by FRI, FRI has shared voting power over 1,540,493 of such shares and has shared dispositive power over all of such shares.
(3)	Based upon a Schedule 13G filed with the SEC on February 6, 2007 by OppenheimerFunds, Inc., or OFI. The Schedule 13G filed by OFI was filed on behalf of itself and Oppenheimer Global Opportunities Fund. Pursuant to the Schedule 13G filed by OFI, OFI has shared voting and dispositive power over such shares, and Oppenheimer Global Opportunities Fund has shared voting and dispositive power over 1,000,000 of such shares.
(4)	Based upon a Schedule 13G filed with the SEC on January 23, 2007 by Barclays Global Investors, NA, or Barclays. The Schedule 13G filed by Barclays was filed on behalf of itself and Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, and Barclays Global Investors Japan Limited. Pursuant to the Schedule 13G filed by Barclays, Barclays and the foregoing affiliates of Barclays have sole voting power over 957,888 of such shares, and have sole dispositive power over all of such shares.
(5)	Based upon a Schedule 13G/A filed with the SEC on February 5, 2007 by Brown Capital Management, Inc., or BCM. According to the Schedule 13G/A filed by BCM, such shares are owned by various investment advisory clients of BCM, which is deemed to be a beneficial owner of such shares due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. Pursuant to the Schedule 13G/A filed by BCM, BCM has sole dispositive power over all of such shares and has sole voting power over 503,500 of such shares.
(6)	Based upon a Form 13F filed with the SEC on November 22, 2006 by WEDGE Capital Management L.L.P., or WCM. Pursuant to the Form 13F filed by WCM, WCM has sole dispositive power over all of such shares, and has sole voting power over 812,251 of such shares. The Form 13F filed by WCM provides information only as of September 30, 2006 and, consequently, WCM’s beneficial ownership of Molecular Devices common stock may have changed between September 30, 2006 and December 31, 2006.
(7)	Consists of 849 shares held by the Keegan 1990 Revocable Trust UAD 4/27/90, of which Dr. Keegan is a trustee, and 390,219 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(8)	Includes 306,040 shares held by Alafi Capital Company, of which Mr. Alafi is a general partner, and 36,500 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(9)	Consists of 177,400 shares held by the Harden M. McConnell and Sophia G. McConnell Trust DTD 3/29/82, of which Dr. McConnell is a co-trustee, 11,200 shares held by the Jane R. McConnell 1999 Irrevocable Trust, of which Dr. McConnell is a trustee, 11,200 shares held by the Trevor M. McConnell 1999 Irrevocable Trust, of which Dr. McConnell is a trustee, 10,000 shares held by the Hunter McConnell 1999 Irrevocable Trust, of which Dr. McConnell is a trustee, and 36,500 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(10)	Includes 48 shares held in joint tenancy with Mr. Murray’s spouse, and 145,000 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(11)	Includes 117,313 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(12)	Includes 103,750 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.

(13)	Includes 36,500 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(14)	Includes 36,500 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(15)	Consists of 5,000 shares held by the Anderson Living Trust UAD 1/22/98, of which Mr. Anderson is a trustee, and 36,500 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options. Mr. Anderson disclaims beneficial ownership of the shares held by the Anderson Living Trust UAD 1/22/98 except to the extent of his pecuniary interest therein.
(16)	Includes 37,188 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(17)	Includes 20,000 shares that may be acquired within 60 days after December 31, 2006 pursuant to outstanding stock options.
(18)	Includes 522,311 shares held by persons and/or entities affiliated with certain directors and executive officers and 1,164,551 shares that certain directors and executive officers have the right to acquire within 60 days after December 31, 2006 pursuant to outstanding stock options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Molecular Devices directors and executive officers, and persons who own more than ten percent of a registered class of Molecular Devices equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Molecular Devices common stock and Molecular Devices’ other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish Molecular Devices with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports and written representations that no other reports were required, during the fiscal year ended December 31, 2006, Molecular Devices believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that Jan Hughes, Vice President Worldwide Marketing, filed a late report on Form 4, covering two transactions. In addition, Robert Wicke, Vice President Product Development, timely filed a Form 3, but the Form 3 was not filed using the correct Central Index Key code. This error was corrected by amending the previous Form 3 report.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The goals of Molecular Devices’ executive compensation program are to align compensation with business objectives and performance, to enable Molecular Devices to attract, retain and reward executive officers and other key employees who contribute to Molecular Devices’ long-term success, and to establish an appropriate relationship between executive compensation and the creation of stockholder value. Specifically, Molecular Devices has created a compensation program that combines short and long-term components, cash and equity, and fixed and contingent payments, in the proportions that Molecular Devices believes are most appropriate to incentivize and reward its executive officers and other key employees for achieving these goals. Molecular Devices’ executive compensation program not only aims to be competitive in its industry, but also aims to be fair relative to compensation paid to other professionals within its organization, relative to its short and long-term performance and relative to the value Molecular Devices delivers to its stockholders.

As discussed in further detail below, Molecular Devices’ executive compensation program for 2006 consisted of, and was intended to strike a balance among, the following three principal components:

•

Base Salary. Salary for each of Molecular Devices’ executive officers was based principally on an assessment of the executive officer’s current salary against individual performance and peer company pay levels.

•	Bonus. Annual cash bonuses are awarded to Molecular Devices’ executive officers based on the achievement of individual and company-wide performance objectives.

•

Long-Term Incentive Compensation. Long-term incentive awards, comprised of stock option grants, are designed to ensure that incentive compensation is linked to Molecular Devices’ long-term performance and to align its executive officers’ performance objectives with the interests of its stockholders.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, commensurate with Molecular Devices’ philosophy of establishing a link between compensation and corporate performance, the Compensation Committee believes that a greater component of overall cash compensation for executive officers relative to other employees should be performance-based.

Role of the Compensation Committee in Setting Executive Compensation

The Compensation Committee is responsible for recommending to the Board for approval the compensation packages offered to Molecular Devices’ executive officers. For executive compensation decisions, including decisions relating to the grant of stock options to executive officers, the Compensation Committee typically considers the recommendations of Dr. Keegan, Molecular Devices’ President and Chief Executive Officer, and he often participates in the Compensation Committee’s deliberations about executive compensation matters. However, Dr. Keegan does not participate in the determination of his own compensation or the compensation of directors, nor does he participate in deliberations with respect thereto. In determining his recommendations, Dr. Keegan solicits the input of, and receives documentary support from, Patricia Sharp, Molecular Devices’ Vice President Human Resources. The Compensation Committee also receives documentary support from Ms. Sharp. In addition, Timothy Harkness, Molecular Devices’ Chief Financial Officer, recommends to Dr. Keegan individual performance objectives for and compensation of Robert Murray, Molecular Devices’ Vice President Worldwide Operations. Other than Dr. Keegan, Ms. Sharp and Mr. Harkness, no other executive officers participate in the determination or recommendation of the amount or form of executive officer compensation. The Compensation Committee does not delegate any of its functions to others in determining executive and/or director compensation and Molecular Devices does not currently engage any consultants with respect to executive and/or director compensation matters.

Benchmarking of Cash and Long-Term Incentive Compensation

The Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable, publicly-held companies. To this end, the Compensation Committee reviewed a peer group compensation data report compiled by Equilar, Inc., a provider of compensation benchmarking solutions, in determining its 2006 compensation recommendations for Molecular Devices’ executive officers. The benchmarking report provided by Equilar reviewed base salary, bonus and equity compensation data, as well as certain financial data, from 16 comparable, publicly-held companies which included Actel Corporation, Atheros Communications, Inc., Bruker BioSciences Corporation, Caliper Life Sciences, Inc., Cepheid, Dionex Corporation, Harvard Bioscience, Inc., Illumina, Inc., IXYS Corporation, Micrel, Incorporated, Orchid Cellmark Inc., PMC-Sierra, Inc., Serologicals Corporation, Silicon Image, Inc., Stratagene Corporation and Techne Corporation. These companies were chosen for inclusion in the report by the Compensation Committee based on locale and certain business characteristics similar to Molecular Devices, including revenues, net income, total assets and market capitalization. In addition to benchmarking data, the Compensation Committee has historically taken into account input from other sources, including input from other independent members of the Board and publicly-available data relating to the compensation practices and policies of other companies within and outside of the life sciences industry. The Compensation Committee realizes that benchmarking Molecular Devices’ executive compensation program against compensation earned at comparable companies may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of Molecular Devices’ business and objectives that may be unique to Molecular Devices; however, the Compensation Committee generally believes that gathering this information is an important part of its decision-making process with respect to Molecular Devices’ executive compensation program.

Executive Compensation Program

Molecular Devices’ executive compensation program consists of three principal components: base salary, annual cash bonuses and long-term incentive compensation. Molecular Devices also provides its executive officers with certain severance and change in control benefits. Finally, Molecular Devices offers to its executive officers participation (with all other eligible employees) in Molecular Devices’ 401(k) Plan and certain other benefits available generally to Molecular Devices’ employees, as well as certain perquisites.

Base Salary. In setting or adjusting base salaries for 2006, the Compensation Committee assessed each executive officer’s current salary against a number of factors, including corporate and individual performance during 2005, his or her tenure, his or her pay level compared to Molecular Devices’ other executive officers, base salary benchmarking against comparable companies, as well as general economic factors such as increases in the cost of living. As noted above, the Compensation Committee also considers the recommendations of Dr. Keegan in setting or adjusting base salaries for Molecular Devices’ other executive officers. The Compensation Committee neither based its considerations on any single factor nor did it specifically assign relative weights to factors but rather considered a mix of factors and evaluated individual salaries against that mix. In January 2007, the Board, upon recommendation of the Compensation Committee, set base salaries for Molecular Devices’ executive officers for 2007 based on substantially similar criteria. Merit increases, if any, normally take effect on March 1 of each year.

Bonus. Molecular Devices maintains an annual cash bonus award program to reward executive officers and other employees for attaining company-wide and individual performance objectives. Commensurate with Molecular Devices’ philosophy of establishing a link between compensation and corporate performance, bonuses represent a greater component of overall cash compensation for executive officers than for other employees. For 2006, bonus awards for executive officers depended on the achievement of various weighted performance objectives as follows:

•	a revenue growth target, which was weighted at 25%;

•	an operating margin target, which was weighted at 25%;

•	the performance objectives specified in Molecular Devices’ 2006 Balanced Scorecard (described below) which collectively were weighted at 30%; and

•	personal performance objectives for each executive officer individually, which were weighted at 20%.

Molecular Devices’ 2006 Balanced Scorecard sets forth a number of objectives established by the Board based on recommendations of management that applied generally to Molecular Devices’ employees in determining their bonuses. These company performance objectives were divided into four primary categories—financial objectives, customer objectives, internal business objectives and learning and growth objectives. The financial objectives related to revenue and EPS growth targets, including consumable revenue growth and revenue per employee growth, gross and operating margin targets, and certain working capital targets. Customer objectives related to maintaining new product leadership by attaining product shipment goals, maintaining competitive customer satisfaction levels, fostering the growth of customer user meetings, establishing a global sales presence and enhancing the overall Molecular Devices customer experience. Internal business objectives included manufacturing cost improvement, new product solution development and product quality and process improvement. Finally, learning and growth objectives included employee development and retention and employee safety objectives. Individual performance objectives were set forth in each executive officer’s individual Balanced Scorecard (other than Dr. Keegan), which was determined in consultation with Dr. Keegan. Each executive officer’s individual Balanced Scorecard contained individual performance objectives relevant to his or her principal business unit. Dr. Keegan’s individual performance objectives were based on the objectives set forth in Molecular Devices’ 2006 Balanced Scorecard, and the individual performance component of the bonus awarded to Dr. Keegan for 2006 was based on the Compensation Committee’s subjective assessment of Dr. Keegan’s role in helping to achieve the company-wide performance objectives set forth in the 2006 Balanced Scorecard as well as overall corporate goals.

For fiscal 2006, each executive officer was assigned a target bonus ranging from 40% to 100% of his or her base salary which would be earned by the officer upon achievement of his or her respective performance target at the 100% level. Performance below 100% of target could result in a reduced bonus or no bonus. Performance above target, on the other hand, could result in bonuses above the target bonus level. The target bonuses for each of the named executive officers in 2006 are set forth below in the table captioned “2006 Grants of Plan-Based Awards Table.” Target bonuses for Dr. Keegan and Mr. Harkness were established pursuant to employment agreements entered into with Molecular Devices in July 2004 and December 2004, respectively. The Board also retains the discretion to increase or decrease bonuses based on individual or company-wide circumstances not addressed or contemplated at the time when the individual and company-wide performance objectives were established. For instance, in 2007, the Compensation Committee recommended, and the Board approved, increases above the amounts Molecular Devices’ executive officers would have otherwise been awarded under the annual cash bonus program for 2006 performance to acknowledge the contribution level and effort of each of the executive officers during 2006, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS.

The Compensation Committee has not considered whether it would adjust or attempt to recover bonus awards paid to Molecular Devices’ executive officers if the relevant performance objectives upon which such bonus awards were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts payable or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if Molecular Devices is required to restate its financial statements due to its material noncompliance with any financial reporting requirement under the federal securities laws, as a result of misconduct, Mr. Harkness, Molecular Devices’ Chief Financial Officer, and Dr. Keegan may be legally required to reimburse Molecular Devices for any bonus or other incentive-based or equity-based compensation he or they receive from Molecular Devices during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of Molecular Devices’ securities during this 12-month period.

Molecular Devices has not historically paid any automatic or guaranteed bonuses to its executive officers. However, Molecular Devices has from time to time paid signing or promotion bonuses in connection with the initial hiring or appointment of an executive officer, or a change in a person’s position or responsibilities with Molecular Devices. Molecular Devices did not pay any such signing or promotion bonuses to any of its executive officers in 2006.

Long-Term Incentive Compensation. Molecular Devices believes that providing a significant portion of its executive’s total compensation package in stock options aligns the incentives of Molecular Devices’ executive officers with the interests of its stockholders and with its long-term success. At present, Molecular Devices’ long-term compensation program consists solely of the grant of stock options carrying service-based vesting conditions. Molecular Devices grants stock options to its executive officers through the 2005 Equity Plan. The 2005 Equity Plan was established to provide Molecular Devices’ employees with an opportunity to participate, along with Molecular Devices’ other stockholders, in Molecular Devices’ long-term performance. Under the 2005 Equity Plan, initial grants of stock options are generally made to eligible employees in connection with their commencement of employment, with additional grants being made to certain employees periodically or following a significant change in the job responsibilities, scope or title of such employment. Stock options granted under the 2005 Equity Plan are subject to service-based vesting conditions, generally over a four or five-year period from the date of grant, and expire ten years from the date of grant. The exercise price of stock options granted under the 2005 Equity Plan is equal to the market price on the date of grant.

The guidelines for the number of stock options for each participant under the 2005 Equity Plan are generally determined by applying several factors to the salary and performance level of each participant and then related to the approximate market price of the stock at the time of grant. In recommending stock option grants for the executive officers to the Board, the Compensation Committee considers individual performance, overall contribution to our company, internal pay equity, officer retention, the number of unvested stock options held by the officer and the total number of stock options to be awarded. As noted above, the Compensation Committee also considers the recommendations of Dr. Keegan in determining stock option grant recommendations for Molecular Devices’ other executive officers.

Molecular Devices does not have any programs, plans or practices with respect to the timing of stock option grants in coordination with the release of material nonpublic information and the Board generally grants all stock options at regularly-scheduled meetings of the Board. Likewise, Molecular Devices does not time the release of material nonpublic information for the purpose of affecting the value of equity or other compensation granted to its executive officers. With respect to annual incentive stock option grants for Molecular Devices’ executive officers, the Board generally grants stock options to its executive officers at the first regularly-scheduled Board meeting of each fiscal year.

Severance and Change in Control Benefits. Molecular Devices has adopted a Change in Control Severance Benefit Plan and has entered into employment agreements with its executive officers, including Dr. Keegan and Mr. Harkness, providing for severance and change in control benefits, the terms of which are described in more detail below in the sections below entitled “Employment Agreements and Arrangements” and “Potential Payments Upon Termination or Change in Control.” Molecular Devices believes that these severance and change in control benefits are an important element of Molecular Devices’ executive compensation and retention program, with particular importance in the context of a change in control. Change in control benefits, including stock option vesting acceleration, are structured on a “double-trigger” basis, meaning that the executive officer must experience a constructive termination or a termination without cause in connection with the change in control in order for the change in control benefits to become due. It is the Board’s belief that providing change in control benefits should eliminate, or at least reduce, the reluctance of Molecular Devices’ executive officers to diligently consider and pursue potential change in control transactions that may be in the best interests of Molecular Devices’ stockholders.

Other Benefits. Molecular Devices believes that establishing competitive benefit packages for its employees is an important factor in attracting and retaining highly-qualified personnel. Executive officers are eligible to participate in all of Molecular Devices’ employee benefit plans, such as medical, dental, vision, group life, short-term disability insurance and Molecular Devices’ 401(k) plan, in each case generally on the same basis as other employees. Molecular Devices does not generally offer pension or other retirement benefits unless required by the laws of the foreign jurisdictions in which Molecular Devices operates and has employees.

Perquisites. The Compensation Committee annually reviews the perquisites that Molecular Devices’ executive officers receive. The primary perquisite for the executive officers during 2006 was the reimbursement of supplemental health plan expenses. In addition, Dr. Keegan and Mr. Harkness were provided with a car allowance during 2006, and Molecular Devices also reimbursed certain health club membership dues paid by Dr. Keegan, all pursuant to negotiated employment agreements with Dr. Keegan and Mr. Harkness as described under “Employment Agreements and Arrangements.”

Compensation Actions for Molecular Devices’ Executive Officers for 2006

Molecular Devices’ compensation actions for Dr. Keegan and the other named executive officers are summarized as follows:

Joseph D. Keegan, Ph.D. — President and Chief Executive Officer

The Compensation Committee used the approach described above in recommending to the Board for determination Dr. Keegan’s base salary, annual bonus and long-term incentive compensation for fiscal 2006. In addition, the Compensation Committee considered the status of Dr. Keegan as Molecular Devices’ most senior officer, reviewed reported cash and incentive compensation for chief executive officers of certain peer companies within and outside of the life sciences industry as described above, and evaluated the role he plays in helping to achieve the company-wide performance objectives set forth in Molecular Devices’ 2006 Balanced Scorecard as well as overall corporate goals.

For fiscal 2006, Dr. Keegan’s base salary was set at $445,000, or a 6% increase from his prior year’s base salary of $420,000. Dr. Keegan’s base salary for fiscal 2007 was set at $467,250, or a 5% increase from his 2006 base salary. Dr. Keegan was also awarded a cash bonus under Molecular Devices’ annual cash bonus award program. With respect to this cash bonus award, the Compensation Committee determined that the company-wide performance objectives under the annual cash bonus award program had not been met at the 100% level. In particular, the revenue growth target had not been met, the operating margin target had been met at the 50% level, and the 2006 Balanced Scorecard objectives had been met at the 80% level. The Compensation Committee determined that Dr. Keegan had performed at a level above target with respect to his individual performance objectives, which, together with the results of the company-wide performance objectives, would result in a bonus award of $293,154, or approximately 67% of his target bonus. Nevertheless, in recognition of his efforts and contributions not addressed by these performance objectives, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS, the Board, upon recommendation of the Compensation Committee, determined to increase Dr. Keegan’s bonus award for 2006 by $175,000, for a total bonus award of $468,154. The Compensation Committee also reviewed perquisites and other compensation paid to Dr. Keegan for 2006, which included $9,467 in supplemental health plan expenses reimbursed by Molecular Devices, $2,249 in health club membership dues reimbursed by Molecular Devices and $12,000 for the use of an automobile, and found these amounts to be reasonable. Although Dr. Keegan, along with the other named executive officers, would have ordinarily been eligible to receive an incentive stock option award for 2006 performance, the Board did not award any stock options to executive officers for 2006 performance given the restrictions on the grant of such stock option awards under the Merger Agreement with MDS. However, each of the named executive officers, including Dr. Keegan, was granted incentive stock option awards in 2006 for 2005 performance. These stock option awards are set forth in the table captioned “2006 Grants of Plan-Based Awards Table” below.

Timothy A. Harkness — Chief Financial Officer and Senior Vice President Finance and Operations

For fiscal 2006, Mr. Harkness’ base salary was set at $333,506, or a 5% increase from his prior year’s base salary of $317,625. Mr. Harkness’ base salary for fiscal 2007 was set at $350,181, or a 5% increase from his 2006 base salary. Mr. Harkness was also awarded a cash bonus pursuant to Molecular Devices’ annual cash bonus program. The Compensation Committee determined that Mr. Harkness had performed at a level above target with respect to his individual performance objectives, which, together with the results of the company-wide performance objectives, would result in a bonus award of $132,012, or approximately 67% of his target bonus. Nevertheless, in recognition of his efforts and contributions not addressed by these performance objectives, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS, the Board, upon recommendation of the Compensation Committee, determined to increase Mr. Harkness’ bonus award for 2006 by $150,000, for a total bonus award of $282,012. The

Compensation Committee also reviewed perquisites and other compensation paid to Mr. Harkness for 2006, which included $10,466 in supplemental health plan expenses reimbursed by Molecular Devices and $9,000 for the use of an automobile, and found these amounts to be reasonable.

Thomas J. O’Lenic — Vice President North American Sales and Service

For fiscal 2006, Mr. O’Lenic’s base salary was set at $222,685, or a 6% increase from his prior year’s base salary of $210,080. Mr. O’Lenic’s base salary for fiscal 2007 was set at $233,819, or a 5% increase from his 2006 base salary. Mr. O’Lenic was also awarded a cash bonus pursuant to Molecular Devices’ annual cash bonus program. The Compensation Committee determined that Mr. O’Lenic had performed at a level above target with respect to his individual performance objectives, which, together with the results of the company-wide performance objectives, would result in a bonus award of $54,264, or approximately 62% of his target bonus. Nevertheless, in recognition of his efforts and contributions not addressed by these performance objectives, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS, the Board, upon recommendation of the Compensation Committee, determined to increase Mr. O’Lenic’s bonus award for 2006 by $75,000, for a total bonus award of $129,264. The Compensation Committee also reviewed perquisites and other compensation paid to Mr. O’Lenic for 2006, which included $4,120 in supplemental health plan expenses reimbursed by Molecular Devices, and found these amounts to be reasonable.

Patricia C. Sharp — Vice President Human Resources

For fiscal 2006, Ms. Sharp’s base salary was set at $224,926, or a 4% increase from her prior year’s base salary of $210,080. Ms. Sharp’s base salary for fiscal 2007 was set at $236,172, or a 5% increase from her 2006 base salary. Ms. Sharp was also awarded a cash bonus pursuant to Molecular Devices’ annual cash bonus program. The Compensation Committee determined that Ms. Sharp had performed at a level above target with respect to her individual performance objectives, which, together with the results of the company-wide performance objectives, would result in a bonus award of $59,447, or approximately 67% of her target bonus. Nevertheless, in recognition of her efforts and contributions not addressed by these performance objectives, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS, the Board, upon recommendation of the Compensation Committee, determined to increase Ms. Sharp’s bonus award for 2006 by $80,000, for a total bonus award of $139,447. The Compensation Committee also reviewed perquisites and other compensation paid to Ms. Sharp for 2006, which included $815 in supplemental health plan expenses reimbursed by Molecular Devices, and found these amounts to be reasonable.

Robert J. Murray — Vice President Worldwide Operations

For fiscal 2006, Mr. Murray’s base salary was set at $227,089, or a 5% increase from his prior year’s base salary of $216,275 Mr. Murray’s base salary for fiscal 2007 was set at $238,443, or a 5% increase from his 2006 base salary. Mr. Murray was also awarded a cash bonus pursuant to Molecular Devices’ annual cash bonus program. The Compensation Committee determined that Mr. Murray had performed at a level above target with respect to his individual performance objectives, which, together with the results of the company-wide performance objectives, would result in a bonus award of $59,926, or approximately 67% of his target bonus. Nevertheless, in recognition of his efforts and contributions not addressed by these performance objectives, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS, the Board, upon recommendation of the Compensation Committee, determined to increase Mr. Murray’s bonus award for 2006 by $50,000, for a total bonus award of $109,926. The Compensation Committee also reviewed perquisites and other compensation paid to Mr. Murray for 2006, which included $2,639 in supplemental health plan expenses reimbursed by Molecular Devices, and found these amounts to be reasonable.

Accounting and Tax Considerations

Effective January 1, 2006, Molecular Devices adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. Under SFAS No. 123R, Molecular Devices is required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Although Molecular Devices assessed the desirability of granting shares of restricted stock to Molecular Devices’ executive officers and employees in lieu of stock option grants in light of the accounting impact of SFAS No. 123R, Molecular Devices ultimately determined to retain its stock option granting program as the sole component of its long-term compensation program. Accounting rules also require Molecular Devices to record cash compensation as an expense at the time the obligation is incurred.

Section 162(m) of the Internal Revenue Code of 1986 limits Molecular Devices to a deduction for federal income tax purposes of up to $1 million of compensation paid to certain named executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Stock option awards under the 2005 Equity Plan, to the extent the Board or the committee of the Board granting such stock awards is composed solely of “outside directors,” are performance-based compensation within the meaning of Section 162(m) and, as such, are fully deductible. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy requiring all compensation to be deductible. The Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) and to grant compensation awards in the future in a manner consistent with the best interests of our company and Molecular Devices’ stockholders.

Summary

Through the compensation arrangements described above, a significant portion of Molecular Devices’ executive compensation program is contingent upon the individual and company-wide performance, and realization of benefits by Molecular Devices’ executive officers is closely linked to increases in long-term stockholder value. Molecular Devices remains committed to this philosophy of pay-for-performance, recognizing that the competitive market for talented executives and the volatility of our business may result in highly variable compensation during any given annual period.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to Molecular Devices’ principal executive officer, principal financial officer and the three other highest paid executive officers for the year ended December 31, 2006. The officers listed in the table below are referred to in this Information Statement as the “named executive officers.”

2006 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Joseph D. Keegan, Ph.D.	2006	440,833	175,000	727,188	293,154	26,972	(4)	1,663,147
President and Chief Executive Officer

Timothy A. Harkness	2006	330,859	150,000	464,366	132,012	22,218	(5)	1,099,455
Chief Financial Officer and Senior Vice President Finance and Operations

Thomas J. O’Lenic	2006	220,584	75,000	340,927	54,264	7,182	(6)	697,957
Vice President North American Sales and Service

Patricia C. Sharp	2006	223,484	80,000	327,344	59,447	3,882	(7)	694,157
Vice President Human Resources

Robert J. Murray	2006	225,287	50,000	300,966	59,926	5,712	(8)	641,891
Vice President Worldwide Operations

(1)	Amounts in this column represent discretionary bonus award increases above the amounts earned by the named executive officers under Molecular Devices’ annual cash bonus award program. These increases were awarded in recognition of the efforts and contributions of the named executive officers that were not addressed by the performance objectives under Molecular Devices’ annual cash bonus award program, particularly in connection with the strategic review process that ultimately culminated in the Merger Agreement with MDS.
(2)	The dollar amounts in this column represent the compensation cost for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with SFAS No. 123R using the Black Scholes option-pricing model and the assumptions outlined in the footnotes to Molecular Devices’ financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and filed with the SEC.
(3)	See footnote (1) to the 2006 Grants of Plan-Based Awards Table below.
(4)	Consists of $9,467 in supplemental health plan expenses reimbursed by Molecular Devices, $2,249 in health club membership dues reimbursed by Molecular Devices, $12,000 for the use of an automobile, $756 in group life insurance paid by Molecular Devices, and $2,500 in matching contributions made by Molecular Devices to Dr. Keegan’s 401(k) account.
(5)	Consists of $10,466 in supplemental health plan expenses reimbursed by Molecular Devices, $9,000 for the use of an automobile, $252 in group life insurance paid by Molecular Devices, and $2,500 in matching contributions made by Molecular Devices to Mr. Harkness’ 401(k) account.

(6)	Consists of $4,120 in supplemental health plan expenses reimbursed by Molecular Devices, $562 in group life insurance paid by Molecular Devices, and $2,500 in matching contributions made by Molecular Devices to Mr. O’Lenic’s 401(k) account.
(7)	Consists of $815 in supplemental health plan expenses reimbursed by Molecular Devices, $567 in group life insurance paid by Molecular Devices, and $2,500 in matching contributions made by Molecular Devices to Ms. Sharp’s 401(k) account.
(8)	Consists of $2,639 in supplemental health plan expenses reimbursed by Molecular Devices, $573 in group life insurance paid by Molecular Devices, and $2,500 in matching contributions made by Molecular Devices to Mr. Murray’s 401(k) account.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2006.

2006 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards($)(3)
Name	Grant Date	Target ($)(1)
Joseph D. Keegan, Ph.D.	—	440,833	—	—	—
	02/09/06	—	50,000	29.45	755,000
Timothy A. Harkness	—	198,515	—	—	—
	02/09/06	—	35,000	29.45	528,500
Thomas J. O’Lenic	—	88,234	—	—	—
	02/09/06	—	25,000	29.45	377,500
Patricia C. Sharp	—	89,394	—	—	—
	02/09/06	—	20,000	29.45	302,000
Robert J. Murray	—	90,115	—	—	—
	02/09/06	—	20,000	29.45	302,000

(1)	This column sets forth the target amount of each named executive officer’s annual cash bonus award for the year ended December 31, 2006 under Molecular Devices’ annual cash bonus award program. The actual cash bonus award earned for the year ended December 31, 2006 for each named executive officer is set forth in the 2006 Summary Compensation Table above. As such, the amounts set forth in this column do not represent additional compensation earned by the named executive officers for the year ended December 31, 2006. For a description of Molecular Devices’ annual cash bonus award program, see “Compensation Discussion and Analysis—Executive Compensation Program—Bonus.”
(2)	Stock options were granted pursuant to the 2005 Equity Plan. 25% of the shares subject to the stock option vest on the first anniversary of the grant date, and 6.25% of the shares subject to the stock option vest quarterly thereafter. Vesting is contingent upon continued service with Molecular Devices (or an affiliate of Molecular Devices). For a description of the terms of stock options granted under the 2005 Equity Plan, see “Employment Agreements and Arrangements—Stock Option Awards.”
(3)	Represents the grant date fair value of such option award as determined in accordance with SFAS 123R. These amounts have been calculated in accordance with SFAS No. 123R using the Black Scholes option-pricing model and the assumptions outlined in the footnotes to Molecular Devices’ financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and filed with the SEC.

Employment Agreements and Arrangements

Chief Executive Officer Key Employee Agreement

On July 29, 2004, Molecular Devices entered into an Amended Key Employee Agreement with Joseph D. Keegan, Ph.D., President and Chief Executive Officer of Molecular Devices. The agreement supersedes and replaces Dr. Keegan’s original Key Employment Agreement with Molecular Devices and Dr. Keegan’s participation in Molecular Devices’ Change in Control Severance Benefit Plan. Pursuant to the terms of the agreement, Dr. Keegan’s base salary was initially set at $400,000, which is reviewed annually. Dr. Keegan is also eligible for a variable discretionary performance bonus based on the attainment of certain corporate goals established in agreement with the Board, which is intended to result in a bonus equal to 100% of his base salary if performance is at 100% of target. The agreement also provides for the provision of standard employee benefits as well as a $1,000 monthly car allowance, the payment of certain administrative expenses incurred by Dr. Keegan (not to exceed $15,000 per year), and the reimbursement of cell phone service and health club membership dues (not to exceed $500 per month).

In the event Dr. Keegan is terminated without cause or Dr. Keegan resigns from Molecular Devices for good reason, other than in connection with a change in control, Dr. Keegan will, subject to certain conditions (including the signing of a general release of all claims against Molecular Devices), be entitled to receive certain severance benefits, including the following:

•

Molecular Devices will retain Dr. Keegan as a consultant for a period of one year following his termination, during which time he will be entitled to a monthly cash payment equal to 1/12th of the sum of (i) his annual base salary in effect at the time of his termination plus (ii) the bonus amount Dr. Keegan would have earned at 100% of target for the year in which the termination occurs. Dr. Keegan agreed to abide by certain noncompetition covenants during the one-year consulting period.

•	The outstanding stock options held by Dr. Keegan as of the date of his termination will become fully vested and exercisable as of that date.

•

If Dr. Keegan timely elects continuation of his then-current medical, dental and vision insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, then Molecular Devices will pay the portion of the premiums it paid prior to the date of his termination for up to one year.

•	Molecular Devices will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500.

•

Molecular Devices will provide reasonable secretarial support to Dr. Keegan during his one-year consulting period from its own support staff, or will reimburse Dr. Keegan for reasonable secretarial services provided to him during this time, up to a maximum of $1,250 per month.

In the event Dr. Keegan is terminated without cause or Dr. Keegan resigns from Molecular Devices for good reason within two months prior to, or 24 months after, a change in control, Dr. Keegan will, subject to certain conditions (including the signing of a general release of all claims against Molecular Devices), be entitled to receive certain severance benefits (in lieu of the severance benefits described above), including the following:

•

Dr. Keegan will be entitled to a single lump-sum payment equal to the sum of (i) 24 months of his annual base salary in effect at the time of his termination, plus (ii) a bonus amount equal to twice what Dr. Keegan would have earned at 100% of target for the year in which the termination occurs.

•	The outstanding stock options held by Dr. Keegan as of the date of his termination will become fully vested and exercisable as of that date.

•

If Dr. Keegan timely elects continuation of his then-current medical, dental and vision insurance under COBRA, then Molecular Devices will pay the portion of the premiums it paid prior to the date of his termination for up to 24 months.

•	Molecular Devices will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500.

•

Molecular Devices will provide reasonable secretarial support to Dr. Keegan during the twenty-four month period following his termination from its own support staff, or will reimburse Dr. Keegan for reasonable secretarial services provided to him during this time, up to a maximum of $1,250 per month.

If the total amount of payments and benefits to be provided to Dr. Keegan under the agreement in connection with a change in control would cause Dr. Keegan to incur “golden parachute” excise tax liability, then the payments and benefits will be reduced to the extent necessary to leave him in a better after-tax position than if no such reduction had occurred. The agreement does not provide for any tax “gross-up” payments to Dr. Keegan.

In the event Dr. Keegan’s employment relationship terminates due to his death or disability, Molecular Devices will continue to pay Dr. Keegan (or his heirs) Dr. Keegan’s then-current base salary for a period of three months after his termination date, and will pay the COBRA premiums necessary to continue Dr. Keegan’s then-current health insurance coverage (if applicable) for a period of three months after his termination date.

During the two year period following the termination of Dr. Keegan’s employment relationship with Molecular Devices, Dr. Keegan agreed that he would not interfere with the business of Molecular Devices by, among other things, soliciting employees and customers of Molecular Devices.

Chief Financial Officer Employment Agreement

On December 17, 2004, Molecular Devices entered into an Amended Key Employee Agreement with Timothy A. Harkness, Chief Financial Officer and Senior Vice President Finance and Operations of Molecular Devices. The agreement supersedes and replaces Mr. Harkness’ original offer letter agreement with Molecular Devices and Mr. Harkness’ participation in Molecular Devices’ Change in Control Severance Benefit Plan. Pursuant to the terms of the agreement, Mr. Harkness’ base salary was initially set at $275,000, which is reviewed annually. Mr. Harkness is also eligible for a variable discretionary performance bonus based on the attainment of certain corporate goals established in agreement with the Chief Executive Officer of Molecular Devices, which is intended to result in a bonus equal to 60% of his base salary if performance is at 100% of target. The agreement also provides for the provision of standard employee benefits as well as a $750 monthly car allowance, the payment of certain administrative expenses incurred by Mr. Harkness (not to exceed $5,000 per year) and the reasonable cost of cell phone service.

In the event Mr. Harkness is terminated without cause or Mr. Harkness resigns from Molecular Devices for good reason, other than in connection with a change in control, Mr. Harkness will, subject to certain conditions (including the signing of a general release of all claims against Molecular Devices), be entitled to receive certain severance benefits, including the following:

•

Molecular Devices will retain Mr. Harkness as a consultant for a period of one year following his termination, during which time he will be entitled to a monthly cash payment equal to 1/12th of the sum of (i) his annual base salary in effect at the time of his termination plus (ii) the bonus amount Mr. Harkness would have earned at 100% of target for the year in which the termination occurs. Mr. Harkness agreed to abide by certain noncompetition covenants during the one-year consulting period.

•	The outstanding stock options held by Mr. Harkness as of the date of his termination will become fully vested and exercisable as of that date.

•

If Mr. Harkness timely elects continuation of his then-current medical, dental and vision insurance under COBRA, then Molecular Devices will pay the portion of the premiums it paid prior to the date of his termination for up to one year.

In the event Mr. Harkness is terminated without cause or Mr. Harkness resigns from Molecular Devices for good reason within two months prior to, or 24 months after, a change in control, Mr. Harkness will, subject to certain conditions (including the signing of a general release of all claims against Molecular Devices), be entitled to receive certain severance benefits (in lieu of the severance benefits described above), including the following:

•

Mr. Harkness will be entitled to a single lump-sum payment equal to the sum of (i) 18 months of his annual base salary in effect at the time of his termination, plus (ii) 1.5 times the bonus amount Mr. Harkness would have earned at 100% of target for the year in which the termination occurs.

•	The outstanding stock options held by Mr. Harkness as of the date of his termination will become fully vested and exercisable as of that date.

•

If Mr. Harkness timely elects continuation of his then-current medical, dental and vision insurance under COBRA, then Molecular Devices will pay the portion of the premiums it paid prior to the date of his termination for up to 18 months.

If the total amount of payments and benefits to be provided to Mr. Harkness under the agreement in connection with a change in control would cause Mr. Harkness to incur “golden parachute” excise tax liability, then the payments and benefits will be reduced to the extent necessary to leave him in a better after-tax position than if no such reduction had occurred. The agreement does not provide for any tax “gross-up” payments to Mr. Harkness.

In the event Mr. Harkness’ employment relationship terminates due to his death or disability, Molecular Devices will continue to pay Mr. Harkness (or his heirs) Mr. Harkness’ then-current base salary for a period of three months after his termination date, and will pay the COBRA premiums necessary to continue Mr. Harkness’ then-current health insurance coverage (if applicable) for a period of three months after his termination date.

During the two year period following the termination of Mr. Harkness’ employment relationship with Molecular Devices, Mr. Harkness agreed that he would not interfere with the business of Molecular Devices by, among other things, soliciting employees and customers of Molecular Devices.

Vice President Employment Agreements

On July 25, 2000, Patricia C. Sharp, Vice President Human Resources, entered into an employment letter agreement with Molecular Devices that provided for the following:

•	an initial annual base salary of $185,000 per year, subject to annual review;

•	signing bonuses totaling $50,000;

•	participation in Molecular Devices’ annual cash bonus award program;

•	the grant of a stock option to purchase 47,500 shares of Molecular Devices common stock, which vested over a period of four years;

•	the grant of an aggregate of 2,500 shares of restricted common stock, which vested over a period of two years; and

•	the provision of standard employee benefits.

On January 10, 2002, Thomas J. O’Lenic, Vice President North America Sales and Service, entered into an employment letter agreement with Molecular Devices. The agreement provides for an annual base salary of $185,000 per year and Mr. O’Lenic’s eligibility to participate in Molecular Devices’ annual cash bonus award program and Change in Control Severance Benefit Plan. The agreement also provides for certain relocation benefits in connection with Mr. O’Lenic’s relocation to California from Georgia. Pursuant to the agreement, Mr. O’Lenic was entitled to receive options to purchase 40,000 shares of Molecular Devices’ common stock. The options vested over a period of four years.

On October 4, 1993, Robert J. Murray, Vice President Worldwide Operations, entered into an employment letter agreement with Molecular Devices. The agreement provides for an annual base salary of $100,000 per year and Mr. Murray’s eligibility to participate in Molecular Devices’ annual cash bonus award. Pursuant to the agreement, Mr. Murray was entitled to receive options to purchase 20,000 shares of Molecular Devices’ common stock. The options vested over a period of four years.

Change in Control Severance Benefit Plan

In February 2001, Board adopted a Change in Control Severance Benefit Plan to provide certain benefits and protections to designated executive officers, currently including Ms. Sharp and Messrs. O’Lenic and Murray, who have not entered into individual severance benefit or change in control agreements with Molecular Devices. The plan provides that in the event of a constructive or involuntarily termination without cause within 13 months after a change in control, such terminated executive officer will, subject to certain conditions (including the signing of a general release of all claims against Molecular Devices), receive the following payments and benefits:

•	a lump sum payment equal to 12 months’ salary;

•	a lump sum bonus payment equal to what would have been earned at 100% of target for the year of termination;

•

if the executive timely elects continuation of his or her then-current medical, dental and vision insurance under COBRA, the Molecular Devices will pay the portion of premiums it paid prior to the date of his or her termination for up to 18 months;

•	the outstanding stock options held by the executive officer as of the date of his or her termination will become fully vested and exercisable as of that date; and

•	Molecular Devices will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500.

The payments and benefits described above are subject to certain reductions and offsets if, for example, the executive officer received severance benefits from Molecular Devices pursuant to any other policy, program, plan or arrangement. In addition, if the total amount of payments and benefits under the plan would cause the executive officer to incur “golden parachute” excise tax liability in connection with the change in control, then the payments and benefits will be reduced to the extent necessary to leave him or her in a better after-tax position than if no such reduction had occurred. The plan does not provide for any tax “gross-up” payments to the executive officers. All benefits under the plan would terminate immediately with respect to an executive officer if that executive officer violates any proprietary or confidentiality obligation to Molecular Devices.

Stock Option Awards

Molecular Devices currently grants stock options to its executive officers through the 2005 Equity Plan. The 2005 Equity Plan was established to provide Molecular Devices’ employees with an opportunity to participate, along with Molecular Devices’ other stockholders, in Molecular Devices’ long-term performance. The following is a description of the permissible terms of options under the 2005 Equity Plan:

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant and, in some cases, may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 100% of the fair market value of the stock on the date of grant.

Consideration. The exercise price of options granted under the 2005 Equity Plan must be paid, to the extent permitted by applicable law and at the discretion of the Board, (i) by cash or check, (ii) pursuant to a broker-assisted cashless exercise, (iii) by delivery of other common stock of Molecular Devices, (iv) pursuant to a net exercise arrangement, or (iv) in any other form of legal consideration acceptable to the Board.

Vesting. Options granted under the 2005 Equity Plan may become exercisable in cumulative increments, or “vest,” as determined by the Board. Vesting typically will occur during the optionholder’s continued service with Molecular Devices or an affiliate, whether such service is performed in the capacity of an employee or director and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the 2005 Equity Plan may be subject to different vesting terms. Shares subject to stock options granted to executive officers during the year ended December 31, 2006 vest 25% on the one-year anniversary of the date of grant and 6.25% on a quarterly basis thereafter, subject to continued service. The Board has the authority to accelerate the time during which an option may vest or be exercised. In addition, the 2005 Equity Plan provides for vesting acceleration upon certain corporate transaction and change in control events. Further, as described above, Molecular Devices’ executive officers are parties to agreements with Molecular Devices that provide for vesting acceleration in connection with certain termination and change in control events. Options granted under the 2005 Equity Plan may permit exercise prior to vesting. However, any unvested shares acquired under such an early exercise arrangement will be subject to repurchase by Molecular Devices, should the participant’s service terminate before vesting.

Tax Withholding. To the extent provided by the terms of a stock option agreement, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of the option by a cash payment upon exercise, by authorizing Molecular Devices to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned common stock of Molecular Devices, or by a combination of these means.

Term. The maximum term of options granted under the 2005 Equity Plan is ten years, except that in certain cases, the maximum term is five years.

Termination of Service. Options granted under the 2005 Equity Plan generally terminate three months after termination of the participant’s service unless (i) termination is due to the participant’s disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months following termination; (ii) the participant dies before the participant’s service has terminated, or within generally three months after termination of service, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant’s death) within 18 months following the participant’s death by the person or persons to whom the rights to such option have passed; or (iii) the option by its terms specifically provides otherwise. Under the 2005 Equity Plan, the option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. Unless provided otherwise by the Board, a participant in the 2005 Equity Plan may not transfer an option other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. During the lifetime of the participant, only the participant (or the transferee pursuant to a domestic relations order) may exercise an option. A participant may also designate a beneficiary who may exercise an option following the participant’s death. Shares subject to repurchase by Molecular Devices pursuant to an early exercise arrangement may be subject to restrictions on transfer that the Board deems appropriate.

Annual Cash Bonus Awards

Molecular Devices maintains an annual cash bonus award program to reward executive officers and other employees for attaining company-wide and individual performance objectives. For more information regarding Molecular Devices’ annual cash bonus award program, see “Compensation Discussion and Analysis—Executive Compensation Program—Bonus.”

Other Arrangements

Executive officers are eligible to participate in all of Molecular Devices’ employee benefit plans, such as medical, dental, vision, group life, short-term disability insurance and Molecular Devices’ 401(k) plan, in each case generally on the same basis as other employees. Executive officers are also provided with certain perquisites as described under “Compensation Discussion and Analysis—Executive Compensation Program—Perquisites.”

Outstanding Equity Awards at December 31, 2006

The following table sets forth certain information regarding stock options granted to the named executive officers that were outstanding as of December 31, 2006.

2006 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

		Option Awards
		Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
Name		Exercisable	Unexercisable
Joseph D. Keegan, Ph.D.	(1)	25,000	—	19.12	03/30/08
	(2)	50,000	—	26.63	05/20/09
	(2)	75,000	—	48.00	02/08/10
	(3)	60,000	—	22.95	05/29/11
	(3)	60,000	—	20.20	01/31/12
	(3)	30,531	2,969	15.85	02/10/13
	(3)	41,250	18,750	19.66	02/11/14
	(3)	22,968	29,532	21.32	02/16/15
	(3)	—	50,000	29.45	02/09/16

Timothy A. Harkness	(2)	30,000	—	48.00	02/08/10
	(3)	10,000	—	20.20	01/31/12
	(3)	10,468	2,032	15.85	02/10/13
	(3)	24,062	10,938	19.66	02/11/14
	(3)	14,218	18,282	21.32	02/16/15
	(3)	—	35,000	29.45	02/09/16

Thomas J. O’Lenic	(2)	5,000	—	48.00	02/08/10
	(3)	4,218	1,407	15.85	02/10/13
	(3)	4,687	7,813	19.66	02/11/14
	(3)	10,937	14,063	21.32	02/16/15
	(3)	—	25,000	29.45	02/09/16

Patricia C. Sharp	(2)	47,500	—	77.69	10/26/10
	(3)	15,000	—	22.95	05/29/11
	(3)	17,500	—	20.20	01/31/12
	(3)	7,937	1,563	15.85	02/10/13
	(3)	7,187	7,813	19.66	02/11/14
	(3)	10,937	14,063	21.32	02/16/15
	(3)	—	20,000	29.45	02/09/16

Robert J. Murray	(2)	15,000	—	26.63	05/20/09
	(2)	22,500	—	48.00	02/08/10
	(3)	25,000	—	22.95	05/29/11
	(3)	25,000	—	20.20	01/31/12
	(3)	21,093	1,407	15.85	02/10/13
	(3)	17,187	7,813	19.66	02/11/14
	(3)	8,750	11,250	21.32	02/16/15
	(3)	—	20,000	29.45	02/09/16

(1)	The stock option vested as to 20% of the shares of common stock subject to the stock option on the first anniversary of the vesting commencement date, and vested as to 5% of the shares subject to the stock option each quarterly period thereafter.

(2)	The stock option vested as to 25% of the shares of common stock subject to the stock option on an annual basis commencing on the first anniversary of the vesting commencement date.
(3)	The stock option vested or vests, as the case may be, as to 25% of the shares of common stock subject to the stock option on the first anniversary of the vesting commencement date, and vested or vests, as the case may be, as to 6.25% of the shares of common stock subject to the stock option each quarterly period thereafter.

Option Exercises During 2006

The following table provides certain information with respect to the exercise of stock options by the named executive officers during the year ended December 31, 2006.

2006 OPTION EXERCISES TABLE

Name	Option Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Joseph D. Keegan, Ph.D	65,500	873,735
Timothy A. Harkness	140,000	1,532,711
Thomas J. O’Lenic	36,235	398,271
Patricia C. Sharp	52,000	605,619
Robert J. Murray	3,000	57,797

Potential Payments Upon Termination or Change in Control

See “Employment Agreements and Arrangements” above for a description of the severance and change in control arrangements for each of the named executive officers. The amount of compensation and benefits payable to each named executive officer in various termination and change in control situations has been estimated in the tables below.

Joseph D. Keegan, Ph.D.

The following table describes the potential payments and benefits upon employment termination for Dr. Keegan, Molecular Devices’ President and Chief Executive Officer, as if his employment had terminated as of December 29, 2006, the last business day of Molecular Devices’ last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	Termination without Cause or for Good Reason ($)	Termination without Cause or for Good Reason ($)	Death or Disability ($)
Base Salary and Bonus.	—	1,771,666	111,250
Consulting Agreement.	885,833	—	—
COBRA Premiums	12,924	25,853	3,231
Vesting Acceleration(1)	41,936	41,936	—
Executive Assistance Program	7,500	7,500	—
Secretarial Support	14,400	28,800	—

(1)	The value of vesting acceleration is based on the closing price of Molecular Devices common stock on December 29, 2006 ($21.07) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Timothy A. Harkness

The following table describes the potential payments and benefits upon employment termination for Mr. Harkness, Molecular Devices’ Chief Financial Officer, as if his employment had terminated as of December 29, 2006, the last business day of Molecular Devices’ last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	Termination without Cause or for Good Reason ($)	Termination without Cause or for Good Reason ($)	Death or Disability ($)
Base Salary and Bonus	—	798,032	83,377
Consulting Agreement	532,021	—	—
COBRA Premiums	12,876	19,360	3,219
Vesting Acceleration(1)	26,030	26,030	—

(1)	The value of vesting acceleration is based on the closing price of Molecular Devices common stock on December 29, 2006 ($21.07) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Other Named Executive Officers

The following table describes the potential payments and benefits upon employment termination for each of the named executive officers, other than Dr. Keegan and Mr. Harkness, as if such named executive officer’s employment terminated as of December 29, 2006, the last business day of Molecular Devices’ last fiscal year.

Name	Base Salary ($)	Bonus Payment ($)	COBRA Premiums ($)	Vesting Acceleration ($)(1)	Executive Assistance Program ($)
Thomas J. O’Lenic	222,685	88,234	19,266	18,361	7,500
Patricia C. Sharp	224,926	89,394	9,720	19,175	7,500
Robert J. Murray	227,089	90,115	11,488	18,361	7,500

(1)	The value of vesting acceleration is based on the closing price of Molecular Devices common stock on December 29, 2006 ($21.07) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Compensation Committee Interlocks and Insider Participation

As previously noted, the Compensation Committee is composed of three non-employee directors: Dr. Finkel and Messrs. Anderson and Marion. Dr. Waitz served on the Compensation Committee until May 2006, at which time he was replaced on the Compensation Committee by Dr. Finkel. From July 2004 to December 2005, Dr. Finkel served initially as the Vice President and Chief Technical Officer of Molecular Devices and most recently as its Senior Vice President and Chief Technology Officer. Mr. Marion served as an interim chief executive officer of Molecular Devices from October 1997 to March 1998. No interlocking relationship exists between the Molecular Devices Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has such interlocking relationship existed in the past.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Review of Related Party Transactions. Pursuant to the requirements set forth in applicable NASDAQ listing standards and as set forth in the charter of Molecular Devices’ Audit Committee, the Audit Committee is charged with reviewing all related party transactions for potential conflict of interest situations and is also responsible for approving such related party transactions. Pursuant to Molecular Devices’

Code of Conduct, all of Molecular Devices’ directors, executive officers and employees are required to report to the Compliance Officer under the Code of Conduct any such related party transaction. In approving or rejecting a proposed related party transaction, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to the risks, costs and benefits to Molecular Devices, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. The Audit Committee will approve only those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of Molecular Devices, as the Audit Committee determines in the good faith exercise of its discretion.

Indemnity Agreements; Insurance. Molecular Devices has entered into indemnity agreements with certain officers and directors which provide, among other things, that Molecular Devices will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Molecular Devices, and otherwise to the fullest extent permitted under Delaware law and Molecular Devices’ bylaws. Molecular Devices also maintains a directors’ and officers’ liability insurance policy.

Annex II

[LETTERHEAD OF UBS SECURITIES LLC]

January 27, 2007

The Board of Directors

Molecular Devices Corporation

1311 Orleans Drive

Sunnyvale, California 94089

Dear Members of the Board:

We understand that Molecular Devices Corporation, a Delaware corporation (“Molecular Devices”), is considering a transaction whereby MDS Inc., a company organized under the laws of Canada (“MDS”), will acquire Molecular Devices. Pursuant to the terms of an Agreement and Plan of Merger, draft dated January 27, 2007 (the “Merger Agreement”), to be entered into among MDS, Monument Acquisition Corp. (“Sub”), a Delaware corporation and indirect wholly owned subsidiary of MDS, and Molecular Devices, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Molecular Devices (“Molecular Devices Common Stock” and, such tender offer, the “Tender Offer”) at a purchase price of $35.50 per share, net to the seller in cash (the “Consideration”), and (ii) subsequent to the Tender Offer, Sub will be merged with and into Molecular Devices (the “Merger” and, together with the Tender Offer, the “Transaction”) pursuant to which each outstanding share of Molecular Devices Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Molecular Devices Common Stock (other than MDS, Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Molecular Devices in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS provided investment banking services to Molecular Devices and MDS unrelated to the proposed Transaction, for which UBS has received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Molecular Devices and MDS and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Molecular Devices or Molecular Devices’ underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Molecular Devices as to whether such stockholder should tender shares of Molecular Devices Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Molecular Devices and MDS will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Molecular Devices or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Molecular Devices; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Molecular Devices that were provided to us by

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The Board of Directors

Molecular Devices Corporation

January 27, 2007

the management of Molecular Devices and not publicly available, including financial forecasts and estimates prepared by the management of Molecular Devices; (iii) conducted discussions with members of the senior management of Molecular Devices concerning the business and financial prospects of Molecular Devices; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Molecular Devices Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your direction, we contacted third parties to solicit indications of interest in a possible transaction with Molecular Devices and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Molecular Devices, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Molecular Devices as to the future performance of Molecular Devices. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Molecular Devices Common Stock (other than MDS, Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

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ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the

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effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including,

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without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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